Exhibit 99.1
Transition Report
2006 IFRS Comparatives

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

2 OVERVIEW	INTRODUCTION
Overview
INTRODUCTION
Deutsche Bank Aktiengesellschaft (“Deutsche Bank”), together with all entities in which Deutsche Bank has a controlling interest (the “Group”), prepared its consolidated financial statements under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) until December 31, 2006. With effect from January 1, 2007, the Group is required to prepare its annual consolidated financial statements (“Annual Report”), and its Interim Reports, in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”). The Group will prepare its first IFRS Annual Report for the year ended December 31, 2007. The Group intends to comply fully with IFRS issued, effective and approved by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) as applicable to its businesses.
This Transition Report (“Report”) summarizes and analyzes the principal effects that the adoption of IFRS had on the Group’s previously published U.S. GAAP 2006 financial information. The 2006 IFRS results will appear as comparatives in the Group’s 2007 quarterly Interim Reports and its Annual Report for the year ended December 31, 2007.
The IFRS information contained in this Report is prepared in accordance with IFRS issued and effective at December 31, 2006. The Group intends to adopt IFRS 8: ‘Operating Segments’, ahead of its required effective date on the assumption that it will be endorsed by the EU, and therefore the segmental analysis presented in this Report complies with IFRS 8. To the extent that the IASB or IFRIC issue amendments or interpretations under the IASB’s Annual Improvements Process, or different practice develops with regard to interpretation and application of certain IFRS, there may be differences between IFRS used to prepare this Report and those applied in the Group’s quarterly Interim Reports and its Annual Report for 2007.
The Group will take advantage of the U.S. Securities and Exchange Commission (“SEC”) transition rule which exempts the Group from providing a second year of comparatives in its Form 20-F when first adopting IFRS. Therefore, for the Group’s first IFRS Annual Report, the date of transition to IFRS and the date of the opening balance sheet was the start of the comparative year, January 1, 2006.
The Group followed the provisions of IFRS 1: ‘First Time Adoption of IFRS’ in preparing its opening IFRS balance sheet at the date of transition, January 1, 2006. Certain of the Group’s IFRS accounting policies used for this opening balance sheet differ from its U.S. GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as at January 1, 2006. This is the effect of the general rule of IFRS 1 which is to apply IFRS retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group’s first time adoption decisions regarding the exemptions are detailed in the Basis of Preparation: First Time Adoption Elections section of this Report on page 23.

This Report presents the following unaudited IFRS information for the Group (section 3):
—	Significant accounting policies;

—	Consolidated statement of income for the year ended December 31, 2006, nine months ended September 30, 2006, six months ended June 30, 2006, and for each of the three month periods ended December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006;

—	Consolidated balance sheets as at December 31, 2006, September 30, 2006, June 30, 2006, March 31, 2006 and January 1, 2006;

—	Segment results;

—	Certain ratios; and

—	Capital adequacy.
In section 4 of this Report, the following reconciliation information is provided:
—	The main differences between the Group’s IFRS and U.S. GAAP accounting policies; and

—	Reconciliations of the IFRS comparatives to previously published U.S. GAAP financial information relating to 2006.
In this Report, all comparisons, unless otherwise stated, are between the financial results under IFRS and the previously reported U.S. GAAP data for the corresponding period or date.
At this preliminary stage, the unaudited comparative information contained in this Report could be subject to change when the Group prepares its Annual Report for the year ending December 31, 2007.
EXECUTIVE SUMMARY

Year ended Dec 31, 2006	U.S. GAAP	IFRS	Overall Impact
in € m. (unless stated otherwise)

Net revenues[1]	28,008	28,196	188

Noninterest expenses	19,883	19,857	(26)

Income before income taxes	8,125	8,339	214

Net income[2]	5,986	6,070	84

Shareholders’ equity	32,808	32,666	(142)

Total assets	1,126,230	1,571,768	445,538

BIS risk position	275,637	275,459	(178)

BIS core capital (Tier I)	24,498	23,539	(959)

BIS core capital ratio (Tier I)	8.9%	8.5%	(0.4)ppt

BIS capital ratio (Tier I, II and III)	12.8%	12.5%	(0.3)ppt

Cost/income ratio	70.2%	69.7%	(0.5)ppt

Pre-tax return on average shareholders’ equity[3]	26.4%	28.1%	1.7 ppt

Pre-tax return on average active equity[3]	30.4%	32.8%	2.4 ppt

Basic earnings per share	€13.31	€12.96	€(0.35)

Diluted earnings per share	€11.55	€11.48	€(0.07)

1	Including provision for loan losses under U.S. GAAP and provision for credit losses under IFRS.

2	For IFRS: Net income attributable to Deutsche Bank’s shareholders.

3	Please refer to page 47 for the detailed reconciliation.

4 OVERVIEW	EXECUTIVE SUMMARY
INCOME STATEMENT AND SHAREHOLDERS’ EQUITY
The Group’s net income attributable to Deutsche Bank’s shareholders (i.e. excluding minority interest) under IFRS was € 6,070 million for the year ended December 31, 2006, an increase of € 84 million compared with € 5,986 million under U.S. GAAP.
Shareholders’ equity under IFRS was € 32,666 million, a decrease of € 142 million as at December 31, 2006 compared to U.S. GAAP.
The principal drivers of both the income statement and shareholders’ equity impacts arose from:
—	Entities consolidated under IFRS but not under U.S. GAAP;

—	The timing of the recognition of certain costs related to loan origination;

—	Changes in the carrying value of financial instruments designated under the IFRS fair value option;

—	Differences in the classification and measurement of various financial instruments;

—	Timing differences in the recognition of expenses relating to certain share-based and pension related employee benefits;

—	The classification and measurement of certain derivatives indexed to Deutsche Bank shares;

—	The tax consequences of these differences; and

—	Accounting for the tax treatment of share-based compensation.
BALANCE SHEET
Total assets under IFRS as at December 31, 2006 were € 1,572 billion, an increase of € 446 billion over those reported under U.S. GAAP. The most significant differences arose from:
—	Gross presentation of positions that are presented on a net basis under U.S. GAAP (primarily derivatives subject to master netting agreements, repurchase and reverse repurchase agreements and pending settlement balances), amounting to € 405 billion as at December 31, 2006;

—	Consolidation of entities under IFRS but not under U.S. GAAP, amounting to € 40 billion as at December 31, 2006.
ACCOUNTING FOR TAX RATE/LAW CHANGES
Under US GAAP changes in tax law/rate have to be recognized through the income statement regardless of whether the deferred tax was originally recognized in equity or through the income statement. Under IFRS, changes in deferred taxes on financial assets classified as available for sale (“AFS”) arising from tax law changes are recorded in equity rather than through the income statement. Therefore, in order to achieve the correct IFRS equity, the amount of tax benefit originally recognized at the time of the tax law or rate change net of any subsequent tax expenses recorded on sales (€ 2,164 million) was deducted from opening retained earnings and eliminated from the U.S. GAAP caption, accumulated other comprehensive income. As a result, no additional deferred tax impact will occur when the securities are subsequently sold, because the IFRS equity now reflects the deferred taxes on these securities with the enacted tax rates.

KEY RATIOS
The cost/income ratio decreased from 70.2% under U.S. GAAP as at December 31, 2006 to 69.7% under IFRS principally because there was a reduction in compensation expense and net revenues were higher under IFRS.
The pre-tax return on average active equity increased from 30.4% under U.S. GAAP to 32.8% under IFRS. This increase is principally driven by two temporary effects. There was an averaging effect arising from the reduction in shareholders’ equity relating to actuarial gains and losses on pension schemes which reduced IFRS equity from January 1, 2006 but only impacted shareholders’ equity under U.S. GAAP as at December 31, 2006. In addition, there was a reduction in the IFRS shareholders’ equity compared to U.S. GAAP in 2006 arising from derivatives linked to Deutsche Bank shares that are settled by the delivery of Deutsche Bank shares. This effect is expected to be substantially reduced in 2007 as the business activity has changed. The pre-tax return on average total shareholders’ equity increased from 26.4% under U.S. GAAP as at December 31, 2006 to 28.1% under IFRS.
Diluted earnings per share (“EPS”) decreased from € 11.55 under U.S. GAAP to € 11.48 under IFRS. Basic EPS declined from € 13.31 under U.S. GAAP to € 12.96 under IFRS. Although earnings are higher under IFRS, the differences relating to share-based compensation resulted in certain awards being treated as outstanding shares for the purposes of basic and diluted EPS under IFRS. This differs from the U.S. GAAP treatment which is to include only the dilutive effect of these share awards for the diluted EPS calculation. In addition, compensation expense under IFRS was accelerated as a result of the differences relating to share-based compensation. This reduced the ‘assumed proceeds’ from the unrecognized compensation expense which also increased the dilutive effect for the IFRS diluted EPS calculation compared to U.S. GAAP. Further, different rules around determining the year to date average number of shares outstanding had a dilutive effect.
CAPITAL ADEQUACY
The BIS risk position as at December 31, 2006 decreased by € 178 million as a result of changes to the basis of determining the carrying value of certain positions. It is unaffected by the growth of total assets on the consolidated balance sheets arising from the different offsetting rules or by the newly consolidated entities.
The decrease in core capital (Tier I) as at December 31, 2006 of € 959 million was driven by the temporary effect in shareholders’ equity arising from certain derivatives linked to Deutsche Bank shares that are settled by the delivery of Deutsche Bank shares. The reduction in core capital (Tier I) under IFRS was more significant than the reduction in shareholders’ equity. This is because components of shareholders’ equity which are not part of core capital (Tier I) are greater under IFRS than under U.S. GAAP. Specifically, the amounts of unrealized gains on assets classified as available for sale and goodwill and intangibles, which increase shareholders’ equity but not Tier I capital, are greater under IFRS than under U.S. GAAP.
The core capital ratio (Tier I) reduced from 8.9% under U.S. GAAP to 8.5% under IFRS because of the reduction in core capital (Tier I).
GROUP GOALS
The application of IFRS does not impact how the Group manages its business or its business strategy.

6 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
Analysis
This section of the Report provides a description and analysis of the principal impacts of the differences between the Group’s IFRS and U.S. GAAP accounting policies on the Group’s income statement for the year ended December 31, 2006 and its balance sheet as at that date. Despite the increasing level of convergence between IFRS and U.S. GAAP, the Group identified a significant number of accounting differences applicable to its businesses. These have been grouped into accounting topics for the purpose of presentation in this Report.
The analysis is presented by accounting topic on a pre-tax basis: the tax impacts are described separately apart from the impact of consolidating additional entities under IFRS which is analyzed inclusive of tax effects. For each accounting topic the impacts on net income for the year ended December 31, 2006 and shareholders’ equity as at December 31, 2006 are described. Where there are significant impacts on the total assets or liabilities, the balance sheet impacts are also discussed.
The Group followed the provisions of IFRS 1: ‘First time adoption of IFRS’ in preparing its opening balance sheet at the date of transition to IFRS. As appropriate, the transitional effects on the January 1, 2006 opening IFRS balance sheet are explained. Some of the transitional effects arise because of the first time adoption decisions made by the Group under IFRS 1. These are detailed in the section Basis of Preparation: First Time Adoption Elections section on page 23.
There are some differences between IFRS and U.S. GAAP which only impact presentation either on the face of the balance sheet or income statement or within components of shareholders’ equity. Where significant these are also described and analyzed.
Summarized tables are presented in this section of the Report; full reconciliation tables between the results previously reported under U.S. GAAP and the IFRS income statements and balance sheets presented in this Report are contained in section 4.
In all the tables presented in the Analysis section of this Report, the sign convention applied is that increases are positive and decreases are in parentheses compared to the U.S. GAAP numbers previously reported.

KEY IFRS IMPACTS BY ACCOUNTING TOPIC
INCOME STATEMENT IMPACTS BY ACCOUNTING TOPIC

in € m.			Year ended Dec 31, 2006

Net income under U.S. GAAP			5,986

Consolidation	(A	)	41

Pre-tax impact:

Loan origination costs	(B	)	(34)

Fair value option	(C	)	42

Equity method investments	(D	)	(26)

Definition of a derivative	(E	)	66

Loans held for sale reclassified to trading	(F	)	(50)

Financial assets available for sale	(G	)	(46)

Financial asset derecognition	(H	)	20

Real estate & leasing	(I	)	(17)

Share-based compensation	(J	)	163

Pensions	(K	)	65

Derivatives on Deutsche Bank shares	(L	)	(94)

Currency translation adjustments	(M	)	2

Other	(N	)	(11)

Tax impact	(O	)	(37)

Overall impact			84

Net income attributable to Deutsche Bank’s shareholders under IFRS			6,070

8 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
EQUITY IMPACTS BY ACCOUNTING TOPIC

							Equity	Net gains
							classified as	(losses) not
						Common	obligation to	recognized in
				Additional		shares in	purchase	the income
			Common	paid-in	Retained	treasury,	common	statement,	Sharehold	Minority	Total
in € m.			shares	capital	earnings[1]	at cost	shares	net of tax[2]	ers’ equity	interest	equity

As at December 31, 2006

Equity under U.S. GAAP			1,343	14,424	25,069	(2,378)	(3,457)	(2,193)	32,808	—	32,808

Consolidation	(A	)	—	—	(86)	—	—	84	(2)	—	(2)

Pre-tax impact:

Loan origination costs	(B	)	—	—	(295)	—	—	—	(295)	—	(295)

Fair value option	(C	)	—	—	(256)	—	—	(1)	(257)	—	(257)

Equity method investments	(D	)	—	—	(14)	—	—	92	78	—	78

Definition of a derivative	(E	)	—	—	38	—	—	—	38	—	38

Loans held for sale reclassified to trading	(F	)	—	—	(3)	—	—	(3)	(6)	—	(6)

Financial assets available for sale	(G	)	—	—	(56)	—	—	383	327	—	327

Financial asset derecognition	(H	)	—	—	(20)	—	—	—	(20)	—	(20)

Real estate & leasing	(I	)	—	—	45	—	—	—	45	—	45

Share-based compensation	(J	)	—	344	(380)	—	—	—	(36)	—	(36)

Pensions	(K	)	—	—	(955)	—	—	798	(157)	—	(157)

Derivatives on Deutsche Bank shares	(L	)	—	(4)	(32)	—	(850)	—	(886)	—	(886)

Currency translation adjustments	(M	)	—	—	(1,364)	—	—	1,364	—	—	—

Other	(N	)	—	—	(5)	—	—	(1)	(6)	—	(6)

Tax impact	(O	)	—	482	(1,326)	—	—	1,878	1,034	—	1,034

Subtotal			—	822	(4,709)	—	(850)	4,595	(142)	—	(142)

Reclassification for minority interest			—	—	—	—	—	—	—	717	717

Overall impact			—	822	(4,709)	—	(850)	4,595	(142)	717	575

Equity under IFRS			1,343	15,246	20,360	(2,378)	(4,307)	2,402	32,666	717	33,383

As at January 1, 2006

Equity under U.S. GAAP			1,420	13,793	22,628	(3,368)	(3,506)	(1,031)	29,936	—	29,936

Consolidation	(A	)	—	—	(93)	—	—	42	(51)	—	(51)

Pre-tax impact:

Loan origination costs	(B	)	—	—	(260)	—	—	—	(260)	—	(260)

Fair value option	(C	)	—	—	(291)	—	—	(118)	(409)	—	(409)

Equity method investments	(D	)	—	—	12	—	—	61	73	—	73

Definition of a derivative	(E	)	—	—	(31)	—	—	—	(31)	—	(31)

Loans held for sale reclassified to trading	(F	)	—	—	47	—	—	—	47	—	47

Financial assets available for sale	(G	)	—	—	(2)	—	—	261	259	—	259

Financial asset derecognition	(H	)	—	—	(39)	—	—	—	(39)	—	(39)

Real estate & leasing	(I	)	—	—	62	—	—	—	62	—	62

Share-based compensation	(J	)	—	493	(543)	—	—	—	(50)	—	(50)

Pensions	(K	)	—	—	(1,045)	—	—	14	(1,031)	—	(1,031)

Derivatives on Deutsche Bank shares	(L	)	—	(94)	(41)	—	(943)	—	(1,078)	—	(1,078)

Currency translation adjustments	(M	)	—	—	(1,380)	—	—	1,380	—	—	—

Other	(N	)	—	—	6	—	—	(1)	5	—	5

Tax impact	(O	)	—	272	(1,264)	—	—	2,143	1,150	—	1,150

Subtotal			—	671	(4,863)	—	(943)	3,782	(1,353)	—	(1,353)

Reclassification for minority interest			—	—	—	—	—	—	—	623	623

Overall impact			—	671	(4,863)	—	(943)	3,782	(1,353)	623	(730)

Equity under IFRS			1,420	14,464	17,765	(3,368)	(4,449)	2,751	28,583	623	29,206

1	Non-euro impacts by accounting topic are translated into euros at spot rates as of the respective balance sheet dates; related currency translation adjustments resulting from the translation of such equity impacts at historic rates are assigned to the accounting topic ‘Consolidation’. Certain impacts, mainly related to the accounting topic ‘Derivatives on Deutsche Bank shares’, were directly recorded in retained earnings and not in net income.

2	The IFRS equivalent of the class of Equity presented under U.S. GAAP as “Accumulated other comprehensive income” is “Net gains (losses) not recognized in the income statement net of tax”. In this Report, the Group’s 2007 Interim and Annual Reports the IFRS description will be used.

BALANCE SHEET IMPACTS BY ACCOUNTING TOPIC
As at December 31, 2006

in € m.			Total assets	Total liabilities	Total equity

Under U.S. GAAP			1,126,230	1,093,422	32,808

Consolidation	(A	)	39,648	39,651	(2)

Pre-tax impact:

Loan origination costs	(B	)	(301)	(6)	(295)

Fair value option	(C	)	(113)	144	(257)

Equity method investments	(D	)	78	—	78

Definition of a derivative	(E	)	43	5	38

Loans held for sale reclassified to trading	(F	)	(14)	(9)	(6)

Financial assets available for sale	(G	)	330	3	327

Financial asset derecognition	(H	)	185	206	(20)

Real estate & leasing	(I	)	(80)	(125)	45

Share-based compensation	(J	)	—	36	(36)

Pensions	(K	)	(71)	86	(157)

Derivatives on Deutsche Bank shares	(L	)	(225)	660	(886)

Currency translation adjustments	(M	)	—	—	—

Other	(N	)	—	6	(6)

Tax impact	(O	)	589	(445)	1,034

Gross up			405,468	405,468	—

Subtotal			445,538	445,680	(142)

Reclassification of minority interest			—	(717)	717

Overall impact			445,538	444,963	575

Under IFRS			1,571,768	1,538,385	33,383

10 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
ANALYSIS BY ACCOUNTING TOPIC
CONSOLIDATION (A)
Both IFRS and U.S. GAAP require the consolidation of entities by the party which controls, directly or indirectly, the majority of voting rights. However, IFRS and U.S. GAAP have different approaches to assessing who should consolidate an entity in certain situations where, for example there are no voting rights or the voting rights are significantly disproportionate to the risks and rewards of the entity. In many of these situations the assessment of consolidation under U.S. GAAP and IFRS is the same, however, there are some differences. Furthermore, U.S. GAAP has the concept of a Qualifying Special Purpose Entity (“QSPE”). Entities that meet the strict definition of a QSPE are exempt from consolidation. IFRS does not have the QSPE concept.
As a result of these differences, the Group consolidated 205 more entities as at December 31, 2006 than under U.S. GAAP. Consequently, the IFRS consolidated Group had € 40 billion more total assets.
Of these entities, 116 securitization vehicles classified as QSPEs under U.S. GAAP, were consolidated under IFRS. Other entities brought into the IFRS consolidated Group related to the following business activities: 33 commercial paper conduits; 14 fund entities; 13 leasing entities; and 29 entities involved in the issuance of trust preferred securities (15 of these entities are statutory business trusts which had issued trust preferred securities as at December 31, 2006).
Where newly consolidated entities contained financial assets which were classified as available for sale there was an amount recognized in the equity classification ‘net gains (losses) not recognized in the income statement, net of tax’, to the extent that there had been changes in the carrying value of these assets since inception. As at December 31, 2006 this amounted to € 84 million. This principally arose from the newly consolidated commercial paper conduit vehicles.

Impact on net income	Impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 41 million. The majority of the impact on income is the elimination of transactions between the Group and entities consolidated under IFRS but not under U.S. GAAP.	A total decrease of € 2 million.
LOAN ORIGINATION COSTS (B)
Loan origination costs which qualify to be deferred and amortized as an adjustment to the effective interest rate differ between IFRS and U.S. GAAP. Under IFRS, these must be incremental and directly attributable to the origination of a loan. Under U.S. GAAP, certain costs of the credit risk management function, for example, the costs of evaluating a prospective borrower’s financial condition, identified using a per unit cost calculation, are deemed directly attributable, but not incremental, to the origination of the loan and deferred. The effect of this difference is that such costs were excluded from the effective yield calculation for IFRS and expensed as part of compensation expenses. On transition, any loan costs deferred under U.S. GAAP that could not be deferred under IFRS were adjusted against retained earnings.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 34 million.

The net impact is the difference between the amortization of the component of costs deferred under U.S. GAAP but not under IFRS and the costs arising in 2006 that were expensed under IFRS but deferred under U.S. GAAP. There is a difference in presentation as the reduced amortization in IFRS is reflected in income while the costs are recognized as an increase in expenses. In 2006, the increase in revenue was € 123 million and the increase in expenses was € 157 million.
A total decrease of € 295 million.
FAIR VALUE OPTION (C)
IFRS contains an option which allows financial instruments to be designated at fair value through profit or loss with changes in fair value recorded in the income statement (“fair value option”). This election is permissible only when one of the following criteria is met: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more separable embedded derivatives. The election could be made on transition to IFRS and, subsequently, only at initial recognition of an instrument. At the time of the Group’s transition to IFRS the equivalent option was not available or adopted by the Group under U.S. GAAP. The fair value option under IFRS was selectively applied to qualifying instruments where the effect was to reduce accounting volatility so that the financial accounting result more accurately reflects the underlying economics or where it enabled fair value accounting for instruments that are managed together on a fair value basis.
To the extent that there is a credit provision recorded against the carrying value of an asset designated under the fair value option, the amount forms part of the fair value of the asset. Therefore, at transition the credit provision was reclassified from the allowance to be part of the carrying value of the financial assets at fair value through profit or loss. Any movements were recognized in gain (loss) on financial asset at fair value through profit or loss rather than provisions for credit loss. In the income statement for the year to December 31, 2006 the amount reclassified was € 12 million.
On the IFRS balance sheet as at December 31, 2006 assets with fair value of € 228 billion and liabilities with fair value of € 148 billion were presented as items recorded under the fair value option.
The fair value option was elected on transition to IFRS for the following areas:
—	As part of the Group’s overall framework of risk management, the Loan Exposure Management Group (“LEMG”) focuses on managing the credit risk of loans and loan commitments. Its activities include reducing concentration risk and managing exposure by redistributing the credit risk of originated loans and loan commitments back into the market through credit default swaps. These credit default swaps are classified as derivatives and are therefore carried at fair value with changes reported in the income statement. The Group elected to apply the fair value option for certain investment grade loans and loan commitments to align the accounting treatment of the derivatives and the corresponding loans and loan commitments and to significantly reduce the accounting asymmetry. As at December 31, 2006, loan facilities with a total notional value of € 33.8 billion were classified under the fair value option. The fair value of the loans totaled € 6.2 billion and the fair value of the loan commitments was € 158 million.

—	Certain repurchase and reverse repurchase agreements and securities borrowed and loaned transactions are managed as a portfolio on a fair value basis for performance and risk management purposes. The portfolio of these instruments was designated under the fair value option so that the accounting reflects the management strategy. Reverse repurchase agreements and securities borrowed transactions with total fair value of € 221 billion

12 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
and repurchase agreements and securities loaned transactions with total fair value of € 137 billion were designated under the fair value option as at December 31, 2006.

—	Selected structured debt instruments issued by the Group with embedded derivatives were designated under the fair value option. These items were specifically selected because of difficulties in achieving hedge accounting and therefore, by taking the election accounting asymmetry was reduced. Included in this election were four issuances of trust preferred securities that were issued by statutory business trusts which were consolidated under IFRS but not under U.S. GAAP.

—	Structured notes issued through special purpose entities (“SPEs”) as part of the Group’s asset repackaging business were designated under the fair value option where they contain embedded derivatives or where the designation reduces an accounting asymmetry that otherwise occurs. As at December 31, 2006, notes with a fair value of € 9.4 billion were designated under the fair value option.

—	The fair value option was elected for some specific structured transactions where appropriate. For example, as at January 1, 2006 € 354 million of assets held by a specific QSPE structure under U.S. GAAP, which was consolidated under IFRS, were designated under the fair value option as the assets were managed as part of a portfolio on a fair value basis. Under U.S. GAAP, the investment in the QSPE was classified as an available for sale financial asset and carried at fair value with changes reflected in equity. At transition, € 129 million was reclassified within shareholders’ equity to retained earnings. The transaction was subsequently restructured and there was minimal impact at December 31, 2006.

—	Life settlement contracts acquired and managed as part of a portfolio on a fair value basis were designated under the fair value option to eliminate accounting asymmetry that would otherwise occur. At the opening balance sheet date this election created a difference from the U.S. GAAP treatment which was subsequently eliminated in the first quarter of 2006 following a change in U.S. GAAP. As at December 31, 2006, life settlement contracts with a fair value of € 242 million were designated under the fair value option.

—	The fair value option was elected for some insurance-related business, specifically unit linked contracts that are treated as investment contracts under IFRS, to reduce accounting asymmetry and to eliminate a difference between the IFRS and U.S. GAAP basis of carrying value and income recognition that would otherwise arise. As at December 31, 2006, contracts with a fair value of € 534 million were designated under the fair value option. There is no equity or income statement impact as the election eliminated a potential difference between IFRS and U.S. GAAP.
Pursuant to the Group’s internal governance process, new transactions executed in 2006 related to these types of activity and in other business areas were designated under the fair value option as appropriate.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 42 million.	A total decrease of € 257 million.

The main components were:

— LEMG loan and loan commitments: € 148 million increase in income.

— Repurchase/reverse repurchase agreements: € 6 million reduction in income.

— Structured debt issuances: € 33 million increase in income.

— Asset repackaging business: € 39 million reduction in income.

— Selected structured transactions: € 94 million decrease in income.
The main components were:

— LEMG loan and loan commitments: € 142 million reduction in retained earnings

— Repurchase/reverse repurchase agreements: € 17 million reduction in retained earnings.

— Structured debt issuances: € 17 million reduction in retained earnings

— Asset repackaging business: € 89 million reduction in retained earnings.

— Selected structured transactions: € 9 million increase in retained earnings

EQUITY METHOD INVESTMENTS (D)
Both IFRS and U.S. GAAP require the equity method of accounting to be applied to investments in which the Group has significant influence. This is presumed to exist at 20 % ownership interest. Additionally, under U.S. GAAP, the equity method of accounting is required where there is a 3 % or more interest in a limited liability partnership or an entity of similar nature, as the interest is deemed to represent an ‘other than minor influence’. Under IFRS, this provision does not exist. The Group’s interests in limited partnerships and entities of similar nature of between 3 % and 20 % were assessed to establish what degree of influence the Group had over the investments. The equity method of accounting was only applied under IFRS for those entities where other indicators demonstrated that the level of influence was significant. Of those investments where the level of the Group’s influence was not significant, 26 investments were designated under the fair value option, as they are managed on a fair value basis, and 184 were classified as financial assets available for sale (“AFS”).
Where required, the carrying value of the investments was adjusted at transition to reflect fair value. For those investments classified as AFS under IFRS any change was recognized in equity, in net gains not recognized in the income statement, and income recognized under U.S. GAAP under the equity method of accounting was adjusted against retained earnings. For those investments designated under the fair value option any change to the carrying value was reflected in retained earnings at transition.
For the 2006 income statement and on an ongoing basis, the different accounting results in the income recognized under U.S. GAAP following the equity method of accounting being adjusted to reflect: (a) the change in fair value through net gains (losses) not recognized through the income statement in respect of the investments classified as AFS and (b) changes in fair value through the income statement for investments designated under the fair value option.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 26 million.	A total increase of € 78 million.

The main components were: — 3%-20 % interests classified under the fair value option: € 11 million decrease. — 3%-20 % interests classified as AFS: € 15 million decrease.	The main components were: — 3%-20 % interests classified under the fair value option: € 10 million decrease. — 3%-20 % interests classified as AFS: € 88 million increase.
DEFINITION OF A DERIVATIVE (E)
The definition of a derivative is broader under IFRS than U.S. GAAP, as it includes financial instruments that settle at a future date and there is no requirement to settle net. As a result, certain instruments, for example, forward starting repurchase and reverse repurchase transactions, and options to buy equity interests without a net settlement mechanism are classified as derivatives under IFRS but not under U.S. GAAP. This affected opening retained earnings as these instruments were brought onto the balance sheet at fair value and there is an ongoing IFRS income statement effect as they change in value.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 66 million.	A total increase of € 38 million.

14 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)
Loans, for which the Group has the intent to sell, are generally classified as loans held for sale under U.S. GAAP. Loans that the Group has classified as held for sale are generally managed by businesses with a specific mandate to sell or securitize loans. These businesses are distinct from the Group’s lending activities.
Under U.S. GAAP, loans held for sale are accounted for at the lower of cost or market (“LOCOM”) on an individual basis and are reported within other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues.
IFRS does not have a loans held for sale classification and therefore all such loans have been reclassified. The majority have been classified as trading (€ 32 billion as at December 31, 2006).
The trading classification was applied where there is intent to generate profit from short-term fluctuations in price or dealer’s margin. On transition there was a revaluation of these loans through retained earnings where the fair value exceeded the LOCOM carrying value. Subsequent changes in value are recorded in the income statement. Origination fees and direct costs are recognized immediately under IFRS for trading loans but deferred until sale under U.S. GAAP. This difference impacted the retained earnings on transition and will continue to affect the income statement.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 50 million in income related to loans classified as “loans held for sale” classified as trading under IFRS.

Main components were:

— € 1.6 billion of the loans have been sold during 2006;
€ 45 million decrease is a reversal of the gain on sale recognized under U.S. GAAP.

— € 2 million decrease related to changes in the fair value of the loans during 2006.

— € 9 million increase relating to syndication fees deferred under U.S. GAAP but recognized upfront under IFRS.

— € 12 million decrease relating to expenses on loan origination costs deferred under U.S. GAAP recognized up front under IFRS.
A total decrease of € 6 million in equity relating to the loans classified as “held for sale” under U.S. GAAP, classified as trading under IFRS.
FINANCIAL ASSETS AVAILABLE FOR SALE (G)
There are a number of transition and ongoing differences resulting from financial assets classified as available for sale (“AFS”) under IFRS but not under U.S. GAAP, or where there are accounting differences relating to the treatment of financial assets classified as AFS between IFRS and U.S. GAAP.
—	Non-marketable equity financial investments, in which the Group does not have a controlling interest or significant influence, are carried as other investments at historical cost less impairment under U.S. GAAP. Under IFRS, they are classified as AFS and carried at fair value, where a reliable fair value estimate can be made. In addition, U.S. GAAP does not allow some restricted stock to be designated as AFS and requires it to be carried at cost, whereas IFRS allows designation of restricted stock as AFS. As at December 31, 2006, € 1.4 billion of assets were reclassified as AFS with an increase in carrying value of € 330 million.

—	The impact of foreign exchange movements on monetary financial assets classified as AFS is recorded in the income statement under IFRS but is included in accumulated other comprehensive income until sale under U.S. GAAP, when all AFS related amounts deferred in equity are transferred to the income statement.
—	IFRS does not restrict the AFS classification to securities. Some of the loans held for sale under U.S. GAAP were classified as AFS under IFRS. If there was a reduction in the LOCOM carrying value under U.S. GAAP that is not considered impairment the income statement effect is reversed under IFRS and taken directly through equity.

—	The Group’s subsidiary, Deutsche Bank Securities Inc. which is a broker-dealer entity under U.S. regulation, holds certain financial assets with restricted sales rights. Under the AICPA Audit and Accounting Guide for Broker-Dealers, which is specialized accounting recognized in U.S. GAAP, these assets are carried at fair value with changes reflected in the income statement. Under IFRS, the sales restriction prohibits the classification at fair value through the income statement and the assets were classified as AFS.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 46 million.

The main components were:

— € 35 million reduction being the gain booked to revenues for the assets with sales restrictions reversed for IFRS.

— € 25 million reduction arising from the different treatment of the foreign exchange movements on available for sale debt securities.

— € 12 million increase related to a reversal of non-permanent reduction in the LOCOM carrying value on loans held for sale under U.S. GAAP as it is recorded directly in equity under IFRS.
A total increase of € 327 million.

The main component was:

— € 330 million increase due to unrealized gains on equity investments carried at cost under U.S. GAAP but classified as AFS under IFRS and carried at fair value.

FINANCIAL ASSET DERECOGNITION (H)
The financial asset derecognition models under IFRS and U.S. GAAP differ significantly. The U.S. GAAP model focuses on who controls the asset while the IFRS model focuses on who has the risks and rewards arising from the asset and only considers control if the risks and rewards analysis is inconclusive. Consequently some financial assets derecognized under U.S. GAAP were recognized on the IFRS opening balance sheet. Others that were recognized under U.S. GAAP were derecognized from the IFRS opening balance sheet. For example, the asset repackaging business and trading businesses involving total return swaps are affected by the different models. Overall there was minimal impact on total assets and liabilities.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 20 million.	A total decrease of € 20 million.

16 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
REAL ESTATE & LEASING (I)
Under U.S. GAAP, the assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property. Under IFRS the assessment of impairment is performed on a net present value basis, applying a discount factor to the expected future cash flows. The differences in the methodologies for establishing whether there is an impairment loss can result in an asset being impaired under IFRS but not under U.S. GAAP, with an overall higher impairment charge as a consequence.
Gains arising from a sale and operating leaseback transaction are generally deferred and amortized over the period of the operating lease under U.S. GAAP, whereas under IFRS such gains are recognized immediately in income provided that the transaction has been entered into at fair value.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 17 million in income mainly due the gains on sale of sale and operating leaseback transactions which are amortized under U.S. GAAP but which were recognized through retained earnings on transition to IFRS.
A total increase of € 45 million.

Main components were:

— € 40 million reduction in retained earnings due to an investment property being impaired under IFRS but not under U.S. GAAP.

— € 85 million increase in retained earnings arising from the recognition of gains on sale and operating lease back transactions upfront under IFRS.

SHARE-BASED COMPENSATION (J)
The most significant impact arising from share-based compensation is due to a timing difference between the adoption dates for equivalent rules in respect of share-based compensation awards granted to employees eligible for early retirement.
Both IFRS and U.S. GAAP require that where the share-based compensation plan rules allow staff of a certain age and/or service period to keep their awards on leaving the organization the compensation expense has to be recognized over a shortened amortization period extending from the grant date to when the employee meets the eligibility for early retirement rather than the regular vesting period. U.S. GAAP required these rules to be applied prospectively for awards granted after January 1, 2006. The IFRS rules are equivalent but they also apply to all awards granted to early retirement eligible employees after November 7, 2002 and not vested as at December 31, 2005. This had the effect that at the opening balance sheet date an additional charge against retained earnings was recorded to represent accelerated expense recognition for these awards. As the awards are transactions in Deutsche Bank shares, the reduction in retained earnings is offset by an increase in additional paid-in capital. The IFRS income statement has a lesser expense for these awards over the remaining period to vesting due to the acceleration of expense recognition through retained earnings on transition. In addition, the associated costs of employee related taxes were recorded against retained earnings in the opening balance sheet. This gives rise to the difference in shareholders’ equity between U.S. GAAP and IFRS which will decline over the remaining time to vesting of the awards as the employee related tax expenses are recognized in the U.S. GAAP income statement.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 163 million in net income mainly in respect of awards granted to employees eligible for early retirement between November 7, 2002 and December 31, 2005 (reduction in compensation expense).

Of this amount € 68 million was presented as a reversal of the U.S. GAAP cumulative effect of an accounting change.
A total decrease of € 36 million in equity due to employee related taxes.

As at December 31, 2006 there is a reclassification within shareholders’ equity: an increase of € 344 million in additional paid-in share capital, a decrease of € 380 million in retained earnings.
PENSIONS (K)
On transition to IFRS the Group recognized all cumulative actuarial gains and losses for all pension plans as an opening retained earnings adjustment in accordance with the transitional provisions of IFRS 1. This gave rise to a reduction in opening retained earnings of € 1,045 million which was principally made up of the cumulative actuarial gains and losses as at January 1, 2006. The amortization of actuarial gains and losses recorded in the U.S. GAAP income statement during 2006 was not reflected in the IFRS income statement as it was included in the IFRS opening retained earnings.
During 2006, the U.S. GAAP accounting for defined benefit pension and other postretirement plans changed. Following this change the Group was required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Actuarial gains and losses and prior service cost that had not yet been recognized through earnings were required to be recognized in accumulated other comprehensive income. This change to U.S. GAAP was effective for the Group for the year ended December 31, 2006. The Group recognized a charge to accumulated other comprehensive income of € 799 million through its U.S. GAAP financial statements.
Primarily as a result of this change to U.S. GAAP, the differences in total shareholders’ equity as at December 31, 2006 is reduced compared to the opening balance sheet difference of € 1,045 million. The remaining difference at December 31, 2006 of € 157 million represented the change in actuarial gains and losses between January 1, 2006, when they were reflected in IFRS, and December 31, 2006, when they were reflected in U.S. GAAP, net of the income statement effect and foreign exchange movements.
There is a remaining classification difference within the components of equity. Under IFRS, the cumulative gains and losses are recognized in retained earnings while under U.S. GAAP they are recognized in accumulated other comprehensive income. There will be continuing differences in the income statement mainly due to the different size of unrecognized actuarial gains and losses which might lead to different amortization changes under IFRS and U.S. GAAP.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total increase of € 65 million in net income (reduction in expenses) relating to pension costs. This mainly represents a reversal of amortization of actuarial gains and losses charged to the income statement under U.S. GAAP.

Of this amount € 8 million was presented as a reversal of the U.S. GAAP cumulative effect of an accounting change.
A total decrease of € 157 million in respect of pensions comprising of:

— € 955 million decrease in retained earnings being the recognition of cumulative actuarial gains and losses for all pension plans at transition of € 1,045 million less the € 65 million reflected in the U.S. GAAP income statement and € 25 million foreign exchange movements.

— € 798 million increase in net gains not recognized in income being mainly the reversal of the entry to record the actuarial gains and losses and prior service cost at December 31, 2006 for U.S. GAAP in accumulated other comprehensive income.

18 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
DERIVATIVES ON DEUTSCHE BANK SHARES (L)
The Group enters into put and call option contracts indexed to, and settled in, Deutsche Bank shares as part of its trading activities as a market maker in Deutsche Bank shares. Such derivatives indexed to Deutsche Bank shares which are settled by the physical delivery or receipt of Deutsche Bank shares are classified as equity instruments under IFRS. Under U.S. GAAP they are classified as derivatives. The Group reclassified the transactions from derivatives to equity for IFRS and made appropriate adjustments to shareholders’ equity in accordance with the specific IFRS rules. The associated gains and losses were not treated as trading revenues under IFRS and therefore were eliminated from the IFRS income statement.
In addition, for the physically settled written put options on Deutsche Bank shares the present value of the redemption amount was recorded as a liability. The liability is accreted over the life of the options to the redemption amounts recognizing interest expense in accordance with the effective interest rate method. In 2007, the Group’s trading activity involving derivatives indexed to Deutsche Bank shares has been changed so that such impacts on shareholders’ equity and the resulting impact on core capital (Tier I) arising from this specific IFRS rule are expected to be substantially reduced.

Pre-tax impact on income	Pre-tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
A total decrease of € 94 million being the elimination of trading gains and losses arising on derivatives indexed to Deutsche Bank shares that are physically settled.	A total decrease of € 886 million.

— € 32 million is a decrease in retained earnings;

— € 850 million is a decrease due to the recognition of the liability as equity classified as obligation to purchase common shares at the present value of the redemption amount; and

— € 4 million is a reduction in additional paid-in capital.

CURRENCY TRANSLATION ADJUSTMENT (M)
This accounting topic is covered under the ‘Other presentation differences’ section on page 22.
OTHER (N)
The other differences are not significant and therefore a detailed analysis has not been presented.

TAX (O)
Tax impacts arose from a number of distinct areas of difference as follows:
DEFERRED TAX ON PRE-TAX IMPACTS. The pre-tax impacts described in the previous sections may result in additional differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax bases. Deferred taxes were recognized on changes in taxable or tax deductible temporary differences arising from the relevant U.S. GAAP and IFRS pre-tax impacts.
DEFERRED TAX ON SHARE-BASED COMPENSATION. Under the tax law of some jurisdictions, a tax deduction may be allowable for share-based compensation expense. The allowable deductible amount for tax purposes may differ from the cumulative amount of compensation expense recognized through the income statement or it may be allowed in a different time period compared with when the expense is recognized.
Under U.S. GAAP, deferred tax assets are recognized for the cumulative amount of compensation expense if such compensation expense will ordinarily result in a future tax deduction. If the amount of the tax deduction reported on the tax return exceeds the total expense recognized in the income statement then the tax benefit for the excess deduction is recognized as a credit to equity, in additional paid-in capital (“APIC”), to the extent that the reporting entity/tax group is in a tax paying position. If the tax deduction reported on the tax return is less than the total expense recognized in the income statement then it is recorded in the income statement, except to the extent that there is any remaining APIC from excess tax deductions from other share-based compensation awards. These tax effects are recognized when the shares are delivered to the employees.
Under IFRS, the deferred tax asset is based on an estimate of the future tax deduction. In jurisdictions where changes in the share price affect the future tax deduction, the estimate of the expected future tax deduction is based on the current share price. Therefore, the deferred tax asset is recomputed at every reporting date to reflect the current share price. If the tax deduction is, or is expected to be, more than the cumulative expense then the excess tax benefit is recognized in APIC. Such a credit to APIC is not dependent upon the reporting entity/tax group being in a tax paying position. If the tax deduction is, or is expected to be, less than the cumulative expense the associated deferred tax asset is reversed accordingly as a tax expense for the period. This treatment is applied regardless of whether there are any remaining amounts contained in APIC which arose from excess tax deductions from previous share-based compensation awards.
The effect of this difference is that APIC and the associated deferred tax asset was increased by € 482 million at December 31, 2006.
ACCOUNTING FOR TAX LAW/RATE CHANGES. The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. Under the Group’s U.S. GAAP consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale in accumulated other comprehensive income (“OCI”) had to be released as a credit in the tax line of the income statement although the gains were still unrealized. The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. Under U.S. GAAP, it remains fixed at the amount determined on the date that the deferred tax liability was released until such time as the securities are sold. When securities are subsequently sold the deferred taxes accumulated in OCI relating to the specific securities sold are recognized in the income statement (tax reversal).
Under IFRS, changes in deferred taxes on financial assets classified as available for sale (“AFS”) arising from tax law changes are recorded in equity rather than through the income statement. Therefore, in order to achieve the correct IFRS equity, the amount of tax benefit originally recognized at the time of the tax law or rate change net of any subsequent tax expenses recorded on sales (€ 2,164 million) was deducted from opening retained earnings and eliminated

20 ANALYSIS	KEY IFRS IMPACTS ACCOUNTING TOPIC
from the U.S. GAAP caption, OCI. As a result, no additional deferred tax impact will occur when the securities are subsequently sold, because the IFRS equity now reflects the deferred taxes on these securities with the enacted tax rates.

Tax impact on income	Tax impact on shareholders’ equity
for the year ended December 31, 2006	as at December 31, 2006
Total tax expense increased (net income decreased) by € 37 million, including:

— an increase in tax expenses of € 66 million related to all pre-tax differences between IFRS and US GAAP

— a decrease in tax expense of € 30 million due to the reversal of the accumulative effect of accounting changes booked under US GAAP

— an increase in tax expense arising from the elimination of the benefit from the tax reversal impact with an amount of € 1 million

A total increase of € 1,034 million, including:

— an increase in equity of € 839 million due to deferred taxes related to all pre-tax differences between IFRS and US GAAP

— an increase of € 482 million comprising deferred taxes on share-based payments

— a decrease of € 287 million mainly attributable to deferred taxes on pensions and AFS securities;

The tax reversal with an amount of € 2,165 million was deducted from retained earnings and eliminated from the U.S GAAP caption, OCI.

PRESENTATION DIFFERENCES
There are some differences between IFRS and U.S. GAAP which only impact the presentation on the face of the balance sheet, income statement, cash flow statement or within classes of shareholders’ equity. A number of these have already been addressed in the preceding analysis. In this section the significant presentation differences that do not give rise to an impact on the income statement or shareholders’ equity are discussed.
GROSS UP
In general, under IFRS and U.S. GAAP, offsetting of financial assets and liabilities is required where an entity has the legally enforceable right and intent to set off. However, U.S. GAAP has specific netting guidance for derivatives, repurchase and reverse repurchase agreements and unsettled regular way trades. IFRS does not have similar guidance. Consequently, IFRS requires gross presentation in many cases, resulting in a significant increase in the balance sheet. Overall the Group’s balance sheet was increased by € 405 billion as at December 31, 2006 for this effect.
DERIVATIVES. The U.S. GAAP approach is focused on settlement in the event of default (“close-out netting”). Netting is allowed irrespective of whether the settlement dates are the same for derivative contracts executed with the same counterparty under a master netting agreement. This results in the net fair value of the positions under an enforceable master agreement being reported as a single asset or liability on the balance sheet. IFRS by contrast specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master agreement do not settle net in the ordinary course of business they must be presented gross. As a result, the balance sheet was increased by € 302.7 billion as at December 31, 2006.
REPURCHASE AND REVERSE REPURCHASE AGREEMENTS. Repurchase and reverse repurchase agreements are collateralized. Margin calls cover the credit exposure as the securities change in value over time. The U.S. GAAP approach takes into account the credit exposure and allows for the offsetting by counterparty of repurchase and reverse repurchase agreements in the balance sheet where certain offsetting criteria are met. Under IFRS, netting is only permissible if the general criteria are met. As a result the balance sheet was increased by € 51.2 billion as at December 31, 2006.
UNSETTLED REGULAR WAY TRADES. Under U.S. GAAP, receivables and payables arising from unsettled regular-way transactions are reported net as either a net receivable or a net payable. This net reporting is based on the low risk of non-performance on regular-way trades. Under IFRS, the approach focuses on the intention to settle net in the ordinary course of business, irrespective of the credit risk. As a result, the balance sheet was increased by € 51.5 billion as at December 31, 2006.

22 ANALYSIS	PRESENTATION DIFFERENCES
OTHER PRESENTATION DIFFERENCES
CURRENCY TRANSLATION ADJUSTMENTS (M)
As permitted by IFRS 1, at transition the cumulative foreign currency translation adjustment arising from the translation of foreign operations was reset to zero with a reclassification of €1,380 million to retained earnings.
MINORITY INTEREST
Under IFRS, minority interest is shown as an appropriation of profits on the face of the income statement. Under U.S. GAAP, it is included in noninterest expenses. On the IFRS balance sheet minority interest is presented as a separate class of equity and included within total equity. Under U.S. GAAP, minority interests are included within other liabilities.
This presentation difference gives rise to a € 9 million reclassification in the income statement for the year ended December 31, 2006 and a € 717 million reclassification in the balance sheet from liabilities to equity as at December 31, 2006.
The amount classified as minority interest under U.S. GAAP was € 903 million at December 31, 2006 which differs to the IFRS amount of € 717 million. The principal reason for this difference arose where the instruments issued by an entity being consolidated by the Group and held by a third party were classified as equity instruments, and consequently minority interest, under U.S. GAAP but were classified as liabilities under IFRS.
CASH FLOWS
The IFRS and the U.S. GAAP cash flow statements have similar objectives and are based on similar principles. However, the two statements differ with regard to the classification of items within the cash flow statement although the categories are the same: operating, investing and financing. For example, IFRS defines operating activities explicitly as being the principal revenue-producing activities of an entity whereas U.S. GAAP considers them to include all transactions and events that are not defined as investing or financing activities. Therefore, under IFRS, loans are classified as operating activities for financial institutions whereas U.S. GAAP requires the net increase and decrease in loan originations that are not held with an intent for resale to be included in investing activities. In addition, the cash definition under IFRS deviates from U.S. GAAP. Under IFRS, cash and cash equivalents include interest-earning demand deposits with banks, U.S. GAAP only includes non-interest earning demand deposits.

IFRS Results
BASIS OF PREPARATION: FIRST TIME ADOPTION ELECTIONS
The Group followed the provisions of IFRS 1: ‘First Time Adoption of IFRS’ in preparing its opening IFRS balance sheet at the date of transition, January 1, 2006. Certain of the Group’s IFRS accounting policies used for this opening balance sheet differ from its U.S. GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as at January 1, 2006. This is the effect of the general rule of IFRS 1 which is to apply IFRS retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group’s first time adoption decisions regarding these exemptions are detailed below. Other options available under IFRS 1, which are not discussed here, are not material to the Group’s business.
BUSINESS COMBINATIONS

The Group elected not to apply IFRS 3: ‘Business Combinations’ retrospectively to business combinations prior to the date of transition.
FAIR VALUE OR REVALUATION AS DEEMED COST

The Group took the carrying values of all items of property, plant and equipment on the date of transition under U.S. GAAP as their deemed cost, which is cost less accumulated depreciation.
EMPLOYEE BENEFITS

For defined benefit pension schemes and other post retirement benefits, the Group recognized all cumulative actuarial gains and losses in shareholders’ equity at the date of transition.
CUMULATIVE TRANSLATION DIFFERENCES

The Group elected to reset the cumulative foreign currency translation adjustment arising from the translation of foreign operations to zero at transition.
DESIGNATION OF PREVIOUSLY RECOGNIZED FINANCIAL INSTRUMENTS

On transition the Group classified certain of its previously recognized financial assets and liabilities at fair value through profit or loss or as available for sale as appropriate under the provisions of IAS 39: ‘Financial Instruments: Recognition and Measurement’.
SHARE-BASED PAYMENT TRANSACTIONS

The Group adopted IFRS 2: ‘Share-based Payment’, with effect from November 7, 2002.
INSURANCE CONTRACTS

The Group applied the transitional provisions in IFRS 4: ‘Insurance contracts’.

24 IFRS RESULTS	BASIS OF PREPARATION: FIRST TIME ADOPTION ELECTIONS
FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS OR FINANCIAL LIABILITIES AT INITIAL RECOGNITION

The Group elected to apply the requirements of IAS 39: ‘Financial Instruments — Recognition and Measurement’ to defer trade date profit on financial instruments carried at fair value where the amount is derived from unobservable parameters or prices, from October 25, 2002.
DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group elected only to apply the derecognition requirements of IAS 39: ‘Financial Instruments — Recognition and Measurement’ prospectively for transactions occurring on or after January 1, 2004.

SIGNIFICANT IFRS ACCOUNTING POLICIES
The following is a description of the Group’s significant IFRS accounting policies that have been used in the preparation of the IFRS financial information contained in this Report.
PRINCIPLES OF CONSOLIDATION

The consolidated financial information in this Report comprises that of the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities, presented as a single economic unit. It is presented in euros which is the presentation currency of the Group.
SUBSIDIARIES

The Group’s subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.
The Group sponsors the formation of special purpose entities (“SPEs”) for a variety of purposes; reasons include allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.
Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other revenues.
All material intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as capital issuances.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.
Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank’s shareholders’ equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

26 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
ASSOCIATES AND JOINT VENTURES

An associate is an entity in which the Group has significant influence, but not a controlling interest over the operating and financial management policy decisions. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.
A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.
Investments in associates and joint ventures are accounted for under the equity method of accounting.
Under the equity method of accounting, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the cost of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.
FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.
An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.
Assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement, but are included in net gain (loss) not recognized in the income statement within shareholders’ equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For the purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gain (loss) not recognized in the income statement within shareholders’ equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.
INTEREST, FEES AND COMMISSIONS

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows:
NET INTEREST REVENUES — Interest from all interest-bearing assets and liabilities is recognized as net interest revenues using the effective interest method. The effective interest rate is a rate that provides a constant return on the carrying amount of assets and liabilities. The estimated cash flows for calculating the effective interest include all contractual terms of the asset or liability (excluding future credit losses), and also includes all fees that are an integral part of the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.
FEES AND COMMISSIONS — The recognition of revenue for fees (including commissions) depends on the purpose for which the fees are charged and the basis of accounting for any associated financial instrument. Fees are distinguished between fees that are an integral part of the effective interest rate of a financial instrument, fees that are earned as services are provided, and fees that are earned on the execution of a significant act. The treatment of fees that are an integral part of the effective interest rate of a financial instrument is explained above under net interest revenues. Fees earned from services that are provided over a specified period of time are recognized over the service period. Fees earned upon the execution of a significant act are recognized when the significant act has been completed. If the asset or liability is carried at fair value through profit or loss, the associated fees are recognized as revenue when the instrument is initially recognized.
Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in commissions and fee income over the life of the commitment if it is unlikely that a specific lending arrangement will be entered into. If it is probable that the Group will enter into a specific lending agreement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.
Performance linked fees or fee components are recognized when the performance criteria are fulfilled.
The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

28 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
FINANCIAL ASSETS AND LIABILITIES

The Group classifies its financial assets and liabilities in the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale and other financial liabilities. The Group does not classify any financial instruments under the held to maturity category. Appropriate classification of financial assets and liabilities is determined at initial recognition and not subsequently changed.
Purchases and sales of financial assets and financial liabilities classified at fair value through profit or loss or as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. All other financial instruments are recognized on a settlement date basis.
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group classifies certain financial assets and financial liabilities as either held for trading or designated as at fair value through profit or loss at the date of initial recognition. These financial assets and liabilities are carried at fair value and are presented as financial assets designated at fair value through profit or loss and financial liabilities designated at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
TRADING ASSETS AND LIABILITIES — financial instruments are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS — certain financial assets and liabilities, other than those classified as trading, are designated at fair value through profit or loss using the fair value option. To be designated as at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
LOANS

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.
Loans are initially recognized at fair value which is the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

Financial assets that are not classified at fair value through profit or loss or as loans are classified as available for sale (“AFS”). A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. They are carried at fair value with the changes in fair value reported in equity, in net gain (loss) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. For monetary financial assets available for sale (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets available for sale that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.
Realized gains and losses are reported in net gain (loss) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of securities sold. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.
FINANCIAL LIABILITIES

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost.
Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and the related gain or loss is recorded depending on whether the repurchase price of the debt was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
DETERMINATION OF FAIR VALUE

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.

30 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
RECOGNITION OF TRADE DATE PROFIT AND LOSS

Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.
DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.
The Group enters into derivative contracts for trading purposes, including swaps, futures contracts, forward contracts, options and other similar types of contracts based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.
The Group makes commitments to originate loans intended for sale. Such positions are considered derivatives and are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are also considered to be derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities, with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

EMBEDDED DERIVATIVES

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract.
Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option. Those hybrid instruments designated under the fair value option are carried at fair value and recorded as financial assets/liabilities designated at fair value through profit or loss. Subsequent changes in fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
HEDGE ACCOUNTING

Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).
When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group’s policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.
For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenue. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.
If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenues or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

32 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.
When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest revenues or expense over the remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecast transaction will occur.
For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gain (loss) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other revenues in the income statement.
IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:
—	objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (‘a loss event’);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the amount can be made.

IMPAIRMENT OF LOANS HELD AT AMORTIZED COST

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for country risks for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country that the Group does business in. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans covering loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest revenues based on the original effective interest rate of the loan.
All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.
When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan together with the associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.
Impairment and impairment loss for off-balance sheet positions is determined using the same measurement techniques as for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

34 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

For financial assets classified as available for sale (“AFS”), management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.
In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gain (loss) on financial assets available for sale. This amount is determined as the difference between the acquisition cost and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.
In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss.
DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.
The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.
The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer, such as servicing assets and liabilities, are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must comprise a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.
SECURITIZATION

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are primarily recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss where the transferred assets were classified as financial assets at fair value through profit or loss.
DERECOGNITION OF FINANCIAL LIABILITIES

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.
REPURCHASE AND REVERSE REPURCHASE AGREEMENTS

Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest revenues and interest expense, respectively.

36 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.
Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively.
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability designated at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.
Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the consolidated balance sheet.
OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.
PREMISES AND EQUIPMENT

Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other revenues.
Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell or value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.
Properties leased under a finance lease, are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the net fair value of the Group’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.
Goodwill is capitalized and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);

—	Global Transaction Banking;

—	Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);

—	Private & Business Clients; and

—	Corporate Investments.
Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of a cash generating unit include the carrying amount of the goodwill relating to the cash generating unit sold.
Intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Intangible assets such as customer contracts, investment management agreements and mortgage servicing rights are carried at cost and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over periods of between 3 and 15 years based on the expected useful life; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.
Costs related to software developed or obtained for internal use are capitalized where it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during planning or after the software is ready for use, are expensed as incurred.

38 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
FINANCIAL GUARANTEES

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other entities on behalf of customers to secure loans, overdrafts and other banking facilities.
Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given which is likely to be the premium received. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less cumulative amortization and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.
Any increase in the liability relating to guarantees is recorded in the income statement under other operating expenses.
LEASING TRANSACTIONS
LESSOR
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognized as a receivable. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.
Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognized on a straight-line basis over the period of the lease.
LESSEE

For properties subject to operating leases, rental expense is recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.
In sale and operating leaseback transactions, recognition of profit on sale is determined by comparing sales price to fair value. If sales price is at fair value, then the profit is recognized immediately. In a sale and finance leaseback transaction, the entire profit is generally deferred and amortized over the lease term.

EMPLOYEE BENEFITS
PENSION BENEFITS
The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All defined benefit plans are valued using the projected unit credit method to determine the defined benefit obligation and the related expenses. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10% of the fair value of any plan assets at that date. The Group’s defined benefit plans are usually funded.
OTHER POST-RETIREMENT BENEFITS

In addition, the Group’s affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.
SHARE-BASED COMPENSATION

The Group accounts for all share-based employee awards based on the fair value method. Under this method, compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.
The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

40 IFRS RESULTS	SIGNIFICANT IFRS ACCOUNTING POLICIES
OBLIGATIONS TO PURCHASE COMMON SHARES

Forward purchases and written put options where Deutsche Bank shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.
The liabilities are accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.
Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are in fact dilutive.
Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. The premium at inception is recorded within equity.
All derivative contracts, other than those discussed above, where Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.
INCOME TAXES

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available.
For share-based payment transactions the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. The Group has to estimate at any reporting date the expected future tax deduction based on the current share price. If the amount deductible or expected to be deductible for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible or expected to be deductible for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s income statement for the period.
Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax is provided on temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets from net operating losses available for carry-forward and unused tax credits are recognized as an asset when it is probable that future taxable profits will be available.
Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement if the gain or loss is realized.
PROVISIONS

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.
Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

42 IFRS RESULTS	IFRS CONSOLIDATED STATEMENT OF INCOME
IFRS CONSOLIDATED STATEMENT OF INCOME

	Three months	Three months	Six months	Three months	Nine months	Three months	Year ended
	ended	ended	ended	ended	ended	ended
in € m., except per share data	Mar 31, 2006	Jun 30, 2006	Jun 30, 2006	Sep 30, 2006	Sep 30, 2006	Dec 31, 2006	Dec 31, 2006
Net interest revenues:

Interest revenues	12,959	15,870	28,830	14,572	43,402	13,608	57,010

Interest expense	11,321	14,017	25,339	12,667	38,006	11,996	50,002

Net interest revenues	1,638	1,853	3,491	1,905	5,396	1,612	7,008

Provision for credit losses	9	82	91	76	168	131	298

Net interest revenues after provision for credit losses	1,629	1,771	3,400	1,829	5,228	1,481	6,710

Noninterest revenues:

Commissions and fee income	2,815	2,876	5,692	2,556	8,248	2,948	11,195

Net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,072	2,044	5,116	1,493	6,609	2,243	8,852

Net gain (loss) on financial assets available for sale	85	137	222	187	409	182	591

Net income (loss) from equity method investments	268	32	300	72	373	86	459

Other revenues	135	(6)	128	156	283	105	389

Total noninterest revenues	6,375	5,083	11,458	4,464	15,922	5,564	21,486

Noninterest expenses:

Compensation and benefits	3,622	3,043	6,666	2,748	9,414	3,084	12,498

General and administrative expenses	1,739	1,712	3,450	1,745	5,194	1,941	7,136

Impairment of intangible assets	—	—	—	—	—	31	31

Restructuring activities	42	57	99	18	118	74	192

Total noninterest expenses	5,403	4,812	10,215	4,511	14,726	5,130	19,857

Income before income tax expense	2,601	2,042	4,643	1,782	6,424	1,915	8,339

Income tax expense	952	686	1,638	536	2,173	87	2,260

Net income	1,649	1,356	3,005	1,246	4,251	1,828	6,079

Net income attributable to minority interest	13	4	17	7	24	(15)	9

Net income attributable to Deutsche Bank’s shareholders	1,636	1,352	2,988	1,239	4,227	1,843	6,070

Earnings per common share attributable to the shareholders of the parent (in € )

Basic	3.46	2.91	6.37	2.67	9.04	3.91	12.96

Diluted	3.11	2.44	5.56	2.43	8.05	3.56	11.48

Number of shares (in m.)

Denominator for basic earnings per share – weighted-average shares outstanding	472.7	465.3	469.0	464.6	467.5	471.0	468.3

Denominator for diluted earnings per share – weighted-average shares after assumed conversions	526.0	518.9	525.6	510.3	521.6	517.2	521.2

IFRS CONSOLIDATED BALANCE SHEET

in € m. (except nominal value)	Jan 1, 2006	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
Assets

Cash and due from banks	6,869	6,925	6,926	6,080	7,008

Interest-earning deposits with banks	12,123	16,197	18,195	19,376	19,199

Central bank funds sold and securities purchased under resale agreements	16,553	12,375	13,247	11,037	14,265

Securities borrowed	53,364	68,092	72,009	71,292	62,943

Financial assets at fair value through profit or loss	1,009,718	1,016,656	1,052,512	1,059,693	1,091,045

Financial assets available for sale	33,402	36,225	35,963	38,738	35,271

Equity method investments	4,792	2,459	2,973	3,112	3,389

Loans	165,064	170,043	176,756	187,427	181,291

Premises and equipment	3,238	3,071	2,949	3,178	3,241

Intangible assets	8,331	8,348	7,991	8,046	8,612

Other assets	112,159	195,121	175,487	191,432	139,031

Income tax assets	6,271	6,717	6,182	6,075	6,473

Total assets	1,431,884	1,542,229	1,571,190	1,605,486	1,571,768

Liabilities

Deposits	383,979	375,989	369,199	378,556	411,916

Central bank funds purchased and securities sold under repurchase agreements	86,699	107,646	106,697	103,277	102,200

Securities loaned	24,010	8,619	10,766	11,782	21,174

Financial liabilities at fair value through profit or loss	628,803	654,600	694,153	682,410	666,293

Other short-term borrowings	43,677	44,468	55,215	58,370	48,433

Other liabilities	113,482	192,284	175,607	197,325	144,130

Provisions	2,333	1,957	1,827	1,800	1,768

Income tax liabilities	6,664	7,645	6,744	6,817	6,358

Long-term debt	104,661	109,003	112,602	125,665	127,015

Trust preferred securities	3,921	4,525	4,381	4,391	4,771

Obligation to purchase common shares	4,449	5,485	5,379	4,673	4,327

Total liabilities	1,402,678	1,512,221	1,542,570	1,575,066	1,538,385

Shareholders’ equity

Common shares, no par value, nominal value of € 2.56	1,420	1,325	1,330	1,335	1,343

Additional paid-in capital	14,464	15,004	15,449	14,772	15,246

Retained earnings	17,765	16,887	17,258	18,505	20,360

Common shares in treasury, at cost	(3,368)	(1,022)	(2,139)	(2,205)	(2,378)

Equity classified as obligation to purchase common shares	(4,449)	(5,475)	(5,362)	(4,646)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax	2,751	2,660	1,454	1,916	2,402

Total shareholders’ equity	28,583	29,379	27,990	29,677	32,666

Minority interest	623	629	630	743	717

Total equity	29,206	30,008	28,620	30,420	33,383

Total liabilities and equity	1,431,884	1,542,229	1,571,190	1,605,486	1,571,768

44 IFRS RESULTS	IFRS SEGMENT RESULTS
IFRS SEGMENT RESULTS
The segment information has been prepared following the policies which are used by management to evaluate the performance of operating segments and to determine resource allocations to operating segments. From January 1, 2007, these policies were adjusted to reflect the Group’s IFRS accounting policies therefore, the 2006 segment information has been presented on this basis.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and
Mar 31, 2006	Corporate	Trans-		Wealth	Private &			Consolidation
in € m.	Banking &	action		Manage-	Business		Corporate	&	Total
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	5,185	536	5,720	1,060	1,305	2,365	166	(238)	8,013

Provision for credit losses:

Provision for loan losses	(60)	(6)	(66)	(1)	84	83	(4)	0	13

Provision for off-balance sheet positions	4	(10)	(6)	(0)	2	2	0	(0)	(4)

Total provision for credit losses	(56)	(16)	(72)	(1)	85	85	(4)	0	9

Total noninterest expenses	3,252	370	3,622	826	918	1,744	43	(6)	5,403

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	14	7	22	12	8	20	0	—	42

Minority interest	11	—	11	1	0	1	0	(12)	—

Income before income tax expense	1,978	181	2,159	233	302	535	127	(220)	2,601

Cost/income ratio	63%	69%	63%	78%	70%	74%	26%	N/M	67%

Assets[1]	1,424,112	23,410	1,430,758	36,839	86,286	123,083	15,516	7,972	1,542,229

Average active equity[2]	15,515	1,081	16,596	4,993	1,948	6,941	990	11	24,537

Pre-tax return on average active equity[3]	51%	67%	52%	19%	62%	31%	51%	N/M	42%

1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

2	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 36%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and
Jun 30, 2006	Corporate	Trans-		Wealth	Private &			Consolidation
in € m.	Banking &	action		Manage-	Business		Corporate	&	Total
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	4,056	565	4,621	1,065	1,258	2,323	160	(167)	6,936

Provision for credit losses:

Provision for loan losses	(15)	1	(14)	0	94	95	22	(0)	103

Provision for off-balance sheet positions	2	(6)	(5)	(0)	(0)	(0)	(16)	0	(20)

Total provision for credit losses	(13)	(6)	(19)	0	94	94	6	0	82

Total noninterest expenses	2,713	372	3,085	829	911	1,740	44	(57)	4,812

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	17	8	25	10	22	32	0	—	57

Minority interest	11	—	11	(6)	0	(6)	0	(5)	—

Income before income tax expense	1,345	199	1,544	242	252	494	109	(105)	2,042

Cost/income ratio	67%	66%	67%	78%	72%	75%	28%	N/M	69%

Assets[1]	1,451,210	24,748	1,460,369	34,782	86,965	121,712	15,067	7,335	1,571,190

Average active equity[2]	15,374	1,025	16,399	4,854	2,110	6,964	1,039	8	24,410

Pre-tax return on average active equity[3]	35%	78%	38%	20%	48%	28%	42%	N/M	33%

1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

2	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 28%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and
Sep 30, 2006	Corporate	Trans-		Wealth	Private &			Consolidation
in € m.	Banking &	action		Manage-	Business		Corporate	&	Total
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	3,488	542	4,030	904	1,252	2,156	81	101	6,369

Provision for credit losses:

Provision for loan losses	(4)	5	1	(1)	105	104	(0)	(0)	105

Provision for off-balance sheet positions	(15)	(14)	(29)	0	0	1	(0)	(0)	(28)

Total provision for credit losses	(19)	(9)	(27)	(1)	105	104	(0)	(0)	76

Total noninterest expenses	2,471	381	2,851	725	883	1,608	36	14	4,511

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	9	1	10	3	4	7	1	—	18

Minority interest	9	—	9	(2)	0	(2)	(0)	(7)	—

Income before income tax expense	1,027	170	1,198	182	264	446	45	93	1,782

Cost/income ratio	71%	70%	71%	80%	71%	75%	45%	N/M	71%

Assets[1]	1,483,414	24,070	1,492,612	36,824	88,671	125,459	14,605	7,518	1,605,486

Average active equity[2]	16,086	1,035	17,120	4,837	2,308	7,144	1,104	7	25,376

Pre-tax return on average active equity[3]	26%	66%	28%	15%	46%	25%	16%	N/M	28%

1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

2	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 25%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and
Dec 31, 2006	Corporate	Trans-		Wealth	Private &			Consolidation
in € m.	Banking &	action		Manage-	Business		Corporate	&	Total
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	3,845	585	4,430	1,138	1,334	2,472	167	107	7,176

Provision for credit losses:

Provision for loan losses	19	4	22	1	109	110	(1)	(0)	132

Provision for off-balance sheet positions	4	(2)	2	(0)	(3)	(3)	(0)	0	(1)

Total provision for credit losses	23	1	24	1	106	107	(1)	0	131

Total noninterest expenses	2,800	430	3,230	904	1,005	1,909	91	(100)	5,130

therein:
Impairment of intangible assets	—	—	—	—	—	—	31	—	31
Restructuring activities	36	6	42	17	15	32	(0)	—	74

Minority interest	(7)	—	(7)	(4)	0	(4)	(3)	14	—

Income before income tax expense	1,028	154	1,182	238	223	460	80	192	1,915

Cost/income ratio	73%	73%	73%	79%	75%	77%	54%	N/M	71%

Assets[1]	1,446,482	25,646	1,455,615	35,924	94,709	130,593	17,783	7,811	1,571,768

Average active equity[2]	16,892	1,069	17,961	4,791	2,562	7,353	1,015	290	26,619

Pre-tax return on average active equity[3]	24%	58%	26%	20%	35%	25%	32%	N/M	29%

1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

2	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 25%.

46      IFRS RESULTS
IFRS SEGMENT RESULT

Year ended	Corporate and Investment Bank			Private Clients and Asset Management
Dec 31, 2006	Corporate	Global		Asset and	Private &
in € m.	Banking &	Trans-action		Wealth	Business		Corporate	Consolidation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	16,573	2,228	18,801	4,168	5,149	9,316	574	(197)	28,494

Provision for credit losses:

Provision for loan losses	(60)	3	(57)	(0)	392	392	17	(0)	352

Provision for off-balance sheet positions	(5)	(32)	(37)	(1)	(1)	(1)	(15)	0	(53)

Total provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	(0)	298

Total noninterest expenses	11,236	1,552	12,789	3,285	3,717	7,001	214	(148)	19,857

therein:
Impairment of intangible assets	–	–	–	–	–	–	31	–	31
Restructuring activities	77	22	99	43	49	91	1	–	192

Minority interest	23	–	23	(11)	0	(11)	(3)	(10)	–

Income before income tax expense	5,378	705	6,083	895	1,041	1,935	361	(40)	8,339

Cost/income ratio	68%	70%	68%	79%	72%	75%	37%	N/M	70%

Assets[1]	1,446,482	25,646	1,455,615	35,924	94,709	130,593	17,783	7,811	1,571,768

Average active equity[2]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	8	25,376

Pre-tax return on average active equity[3]	34%	66%	36%	18%	45%	27%	34%	N/M	33%

1	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

2	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 28%.

	Three months ended				Year ended
in € m.	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Dec 31, 2006
Revenue components of the Corporate and Investment Bank Group Division

Origination (equity)	154	196	139	271	760

Origination (debt)	323	373	294	341	1,331

Total Origination	477	568	433	612	2,091

Sales & Trading (equity)	1,546	744	690	1,059	4,038

Sales & Trading (debt and other products)	2,807	2,455	1,980	1,774	9,016

Total Sales & Trading	4,352	3,199	2,670	2,833	13,054

Advisory	202	157	209	232	800

Loan products	217	261	235	232	945

Transaction services	536	565	542	585	2,228

Other products	(64)	(129)	(59)	(65)	(318)

Total	5,720	4,621	4,030	4,430	18,801

Revenue components of the Private Clients and Asset Management Group Division

Portfolio/fund management	729	826	666	868	3,089

Brokerage	546	470	432	462	1,911

Loan/deposit	663	682	708	721	2,774

Payments, account & remaining financial services	215	219	222	243	899

Other products	211	125	129	178	644

Total	2,365	2,323	2,156	2,472	9,316

CERTAIN IFRS KEY RATIOS
The post-tax return on average total shareholders’ equity, adjusted average total shareholders’ equity (which we call “average active equity”), post-tax return on average total assets and price/earnings ratio appearing below are based on our net income.

	Three months ended				Year ended
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Dec 31, 2006
Cost/income ratio[1]	67.4%	69.4%	70.8%	71.5%	69.7%

Compensation ratio[2]	45.2%	43.9%	43.2%	43.0%	43.9%

Non-compensation ratio[3]	22.2%	25.5%	27.7%	28.5%	25.8%

Pre-tax return on average total shareholders’ equity[4]	35.7%	28.4%	24.6%	24.8%	28.1%

Pre-tax return on average active equity[5]	42.2%	33.4%	28.0%	29.0%	32.8%

Return on average total shareholders’ equity (post-tax)[6]	22.6%	18.9%	17.2%	23.6%	20.5%

Return on average active equity (post-tax)[7]	26.7%	22.2%	19.5%	27.7%	23.9%

Equity turnover (based on average shareholders’ equity)[8]	110.6%	96.7%	88.4%	92.1%	96.1%

Equity turnover (based on average active equity)[9]	130.6%	113.7%	100.4%	107.8%	112.3%

Profit margin[10]	32.5%	29.4%	28.0%	26.7%	29.3%

Equity to assets ratio[11]	1.9%	1.8%	1.8%	2.0%	1.9%

Return on average total assets (post-tax)[12]	0.4%	0.3%	0.3%	0.5%	0.4%

Price/earnings ratio (at period-end)[13]	7.57	9.02	9.79	7.12	8.83

1	Total noninterest expenses as a percentage of net interest revenues before provision for credit losses, plus noninterest revenues.

2	Compensation and benefits as a percentage of net interest revenues before provision for credit losses, plus noninterest revenues.

3	Non-compensation noninterest expense as a percentage of net interest revenues before provision for credit losses, plus noninterest revenues.

4	Income before income tax expense attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity. The following table reconciles income before income tax expense attributable to Deutsche Bank shareholders with income before income tax expense:

			Three months ended		Year ended
in € m.	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Dec 31, 2006
Income before income tax expense	2,601	2,042	1,782	1,915	8,339

Add (Deduct): Minority interest	(13)	(4)	(7)	15	(9)

Income before income tax expense attributable to Deutsche Bank shareholders	2,587	2,038	1,775	1,930	8,331

5	Income before income tax expense attributable to Deutsche Bank shareholders (see above) as a percentage of average active equity. We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active equity:

			Three months ended		Year ended
in € m.	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Dec 31, 2006
Average total shareholders’ equity	28,981	28,684	28,833	31,172	29,659

Add (Deduct):
Average unrealized net gains on assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(2,839)	(2,506)	(2,248)	(2,787)	(2,667)
Average dividend accruals	(1,605)	(1,768)	(1,210)	(1,766)	(1,615)

Average active equity	24,537	24,410	25,376	26,619	25,376

6	Net income attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.

7	Net income attributable to Deutsche Bank shareholders as a percentage of average active equity (see above).

8	Net interest revenues before provision for credit losses, plus noninterest revenues as a percentage of average shareholders’ equity.

9	Net interest revenues before provision for credit losses, plus noninterest revenues as a percentage of average active equity (see above).

10	Income before income tax expense attributable to Deutsche Bank shareholders (see above), as a percentage of net interest revenues before provision for credit losses, plus noninterest revenues.

11	Average shareholders’ equity as a percentage of average total assets.

12	Net income as a percentage of average total assets.

13	Market price per share at period end divided by diluted earnings per share.

48      IFRS RESULTS                                              IFRS CAPITAL ADEQUACY
IFRS CAPITAL ADEQUACY
The following table presents the Group’s pro forma capital adequacy under IFRS compared to U.S. GAAP1

Dec 31, 2006	U.S. GAAP	IFRS
in € m. (except percentages)
Risk-weighted positions	264,049	263,871

Market risk equivalent[2]	11,588	11,588

BIS risk position	275,637	275,459

Core capital (Tier I)	24,498	23,539

Supplementary capital (Tier II)	10,825	10,770

Available Tier III capital	–	–

Total regulatory capital	35,323	34,309

BIS core capital ratio (Tier I)	8.9%	8.5%

BIS capital ratio (Tier I + II + III)	12.8%	12.5%

1	Figures based on IFRS are not reported to German regulators for the assessment of capital adequacy, but will be reported on this basis in 2007.

2	A multiple of the Group’s value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.
     Under IFRS the BIS risk position as at December 31, 2006 decreased by € 178 million as a result of changes to the basis of determining the carrying value of certain positions. It is unaffected by the growth of total assets on the consolidated balance sheets arising from the different offsetting rules or by the newly consolidated entities.
     The decrease in core capital (Tier I) as at December 31, 2006 of € 959 million was driven by the temporary effect in shareholders’ equity, arising from certain derivatives linked to Deutsche Bank shares that are settled by the delivery of Deutsche Bank shares. This effect is expected to be substantially reduced in 2007 as the business activity has changed.
     The reduction in core capital (Tier I) under IFRS was more significant than the reduction in shareholders’ equity. This is because the components of shareholders’ equity which are not part of core capital (Tier I) are greater under IFRS than under U.S. GAAP. Specifically, the amounts of unrealized gains on financial assets classified as available for sale and goodwill and intangibles, which increase shareholders’ equity but not Tier I capital, are greater under IFRS than under U.S. GAAP.
     The core capital ratio (Tier I) decreased from 8.9% under U.S. GAAP to 8.5% under IFRS because of the reduction in core capital (Tier I).

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50      U.S. GAAP/IFRS RECONCILIATIONS   MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS

U.S. GAAP/IFRS Reconciliations
MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS
     The main differences between the Group’s U.S. accounting policies and IFRS accounting policies are summarized below by accounting topic. Refer to section 2: Analysis, for a quantitative analysis of differences.

U.S. GAAP	IFRS

CONSOLIDATION (A)

Three models are used to assess consolidation status: voting rights, variable interest entities (“VIEs”) and Qualifying Special Purpose Entity (“QSPE”).	For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered.

Voting rights: Ownership of a majority voting interest (of over 50%), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners.	An SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE.

VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.	There is no concept of a QSPE under IFRS.

QSPE: A special purpose entity (“SPE”) that qualifies as a QSPE is not consolidated.

LOAN ORIGINATION COSTS (B)

Certain costs of the credit risk management function, for example, the costs of evaluating a prospective borrower’s financial condition, identified using a per unit cost calculation, are deemed directly attributable, but not incremental, to the origination of the loan and deferred.
Only those costs which are directly attributable and incremental to the origination of a loan are included in the calculation of the effective yield.

FAIR VALUE OPTION (C)

At the time of the transition to IFRS, the fair value option available in U.S. GAAP was not adopted by the Group.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition /on transition to IFRS where;

	—	A measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases;

	—	They are managed and their performance evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or

	—	They contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception.

The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

U.S. GAAP	IFRS

EQUITY METHOD INVESTMENTS (3-20% INTERESTS IN LIMITED LIABILITY PARTNERSHIPS AND SIMILAR ENTITIES) (D)

There is specific accounting guidance on limited partnerships and entities of similar nature. A 3% — 20% or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an ‘other than minor influence’.
There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights.

DEFINITION OF A DERIVATIVE (E)

Derivative contracts must have a mechanism to settle net or be readily convertible to cash to be accounted for as derivatives	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.

LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)

Loans held for sale are held at lower of cost or market value. Loan origination fees are recognized upon disposal of the loan. Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.
There is no ‘loans held for sale’ classification. Loans with the intention to sell in the near term are classified as trading.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)

EQUITY INVESTMENTS

Equity investments that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments (included within other assets) and carried at cost, less any other than temporary impairment.
Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale where the fair value can be reliably measured.

AVAILABLE-FOR-SALE SECURITIES — TREATMENT OF FX

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.
Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.

IMPAIRMENT OF ASSETS AVAILABLE FOR SALE Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.
Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

INVESTMENT WITH A SALE RESTRICTION
When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.	Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

52      U.S. GAAP/IFRS RECONCILIATIONS              MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS

U.S. GAAP	IFRS

FINANCIAL ASSET DERECOGNITION (H)

Derecognition of financial assets is primarily based on control.	Derecognition is based on risks and rewards, control is only considered when substantially all risks and rewards have been neither transferred nor retained.
The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation.	The consolidated group has to be determined prior to applying the derecognition criteria.

Special rules apply to accounting for repurchase and reverse repurchase agreements — a collateralization close to 100 % is required to preserve financing accounting.	A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

REAL ESTATE & LEASING (I)

GAINS ON SALE AND LEASE BACK
Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.

IMPAIRMENT OF INVESTMENT PROPERTIES
The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.

SHARE-BASED COMPENSATION (J)

SHARE AWARDS – ‘EARLY RETIREMENT’

Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules are applied prospectively for awards granted after January 1, 2006.
Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.

SHARE AWARDS – FORFEITURES

Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures are no longer accounted for on an actual basis from January 1, 2006.
The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.

U.S. GAAP	IFRS

PENSIONS (K)

PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES
From December 31, 2006, any unrecognized gains/losses at year end are reported as part of accumulated other comprehensive income (“OCI”).	On transition the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1.

The Group uses the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.
Going forward, the corridor approach will be used for actuarial gains and losses.

PENSIONS – LONG-TERM EMPLOYEE BENEFITS	Long-Term Employee Benefits are required to be
No specific valuation rules apply.	valued using actuarial methods.

DERIVATIVES ON DEUTSCHE BANK SHARES (L)

Derivatives indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Derivatives indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amounts recognizing interest expense in accordance with the effective interest rate method.

TAX (O)

DEFERRED TAX ON SHARE-BASED COMPENSATION

If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period, e.g. with delivery of the shares.

The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in APIC, shortfalls are recognized through the income statement.
In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.

Any credit to APIC is conditional upon the tax paying position of the respective entity/tax group.	As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.
Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to off-set shortfalls against excess tax benefits are limited.

DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES

The impact of changes in tax rate/tax law are included in income from continuing operation even if the original deferred taxes have been recognized in equity.
Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

54 U.S. GAAP/IFRS RECONCILIATIONS	INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS
INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS
U.S. GAAP/IFRS RECONCILIATIONS

			Revaluation
						Equity
				Loan		method
		Re	Consolida-	origination	Fair value	invest-	Definition
Consolidated Statement of Income		classi-	tion	costs	option	ments	of a derivative
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Three months ended Mar 31, 2006

Interest revenues	12,485	5	405	22	–	3	–

Interest expense	10,881	12	412	–	–	–	1

Net interest revenues	1,604	(7)	(7)	22	–	3	(1)

Provision for loan losses	10	(10)

Net interest revenues after provision for loan losses	1,594	(1,594)

Provision for credit losses		1	(2)	–	–	–	–

Net interest revenues after provision for credit losses		1,596	(5)	22	–	3	(1)

Commissions and fees from fiduciary activities	937	(937)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,286	(1,286)

Fees for other customer services	656	(656)

Commissions and fee income		2,825	(22)	–	–	–	–

Trading revenues, net	2,970	(2,970)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		3,116	19	–	17	(1)	(8)

Net gains on securities available for sale	42	(42)

Net gain (loss) on financial assets available for sale		84	1	–	–	–	–

Net income (loss) from equity method investments	271	(1)	(1)	–	–	(6)	–

Other revenues	224	(122)	24	2	1	–	–

Total noninterest revenues	6,386	10	21	2	18	(7)	(8)

Compensation and benefits	3,624	–	–	40	–	–	–

Net occupancy expense of premises	250	(250)

Furniture and equipment	42	(42)

IT costs	373	(373)

Agency and other professional service fees	271	(271)

Communication and data services	158	(158)

Other expenses	615	(615)

General and administrative expenses		1,707	18	1	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	42	–	–	–	–	–	–

Total noninterest expenses	5,375	(1)	18	41	–	–	–

Income before income tax expense	2,605	13	(2)	(17)	18	(4)	(9)

Income tax expense	941	–	5

Reversal of 1999/2000 credits for tax rate changes	–	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	1,710	13	(8)

Net income attributable to minority interest	–	13	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,710	–	(8)	(17)	18	(4)	(9)

by accounting topic
Loans						Deriva-	Currency
held for	Financial	Financial		Share-		tives on	transla-
sale re-	assets	asset	Real	based		Deutsche	tion
classified	available	derecogni-	estate &	compen-		Bank	adjust-			Total
to trading	for sale	tion	leasing	sation	Pensions	shares	ments	Other	Tax	revalu-
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)	ation	IFRS

–	–	11	–	–	–	–	–	7	21	469	12,959

–	–	7	–	–	–	9	–	–	–	428	11,321

–	–	4	–	–	–	(9)	–	7	21	41	1,638

–	3	–	–	–	–	–	–	7	–	8	9

–	(3)	4	–	–	–	(9)	–	–	21	33	1,629

12	–	–	–	–	–	–	–	–	–	(10)	2,815

(12)	7	(24)	–	–	–	(43)	–	2	–	(44)	3,072

–	–	–	–	–	–	–	–	–	–	1	85

–	–	1	–	–	–	–	1	3	–	(2)	268

–	(25)	30	–	–	–	–	–	–	–	33	135

–	(17)	6	–	–	–	(43)	1	5	–	(21)	6,375

–	–	–	–	(26)	(16)	–	–	–	–	(2)	3,622

–	–	11	3	–	–	–	–	–	–	32	1,739

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	42

–	–	11	3	(26)	(16)	–	–	–	–	29	5,403

–	(19)	–	(2)	26	16	(52)	1	5	21	(17)	2,601

									5	11	952

									–	–	–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									46	(74)	1,649

–	–	–	–	–	–	–	–	–	–	–	13

–	(19)	–	(2)	(42)	8	(52)	1	5	46	(74)	1,636

56 U.S. GAAP/IFRS RECONCILIATIONS	INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

			Revaluation
						Equity
				Loan		method	Definition
		Re	Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Statement of Income		classi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Three months ended Jun 30, 2006

Interest revenues	15,493	10	308	22	–	–	–

Interest expense	13,623	69	290	–	–	–	(1)

Net interest revenues	1,870	(59)	18	22	–	–	1

Provision for loan losses	95	(95)

Net interest revenues after provision for loan losses	1,775	(1,775)

Provision for credit losses		75	2	–	–	–	–

Net interest revenues after provision for credit losses		1,736	16	22	–	–	1

Commissions and fees from fiduciary activities	1,034	(1,034)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,289	(1,289)

Fees for other customer services	630	(630)

Commissions and fee income		2,848	31	–	–	–	–

Trading revenues, net	1,717	(1,717)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		1,970	(18)	–	69	(1)	16

Net gains on securities available for sale	125	(125)

Net gain (loss) on financial assets available for sale		135	1	–	–	–	(1)

Net income (loss) from equity method investments	51	–	(14)	–	–	(5)	–

Other revenues	84	(102)	6	7	–	–	1

Total noninterest revenues	4,930	56	6	7	69	(5)	17

Compensation and benefits	3,088	–	–	36	–	–	–

Net occupancy expense of premises	250	(250)

Furniture and equipment	38	(38)

IT costs	371	(371)

Agency and other professional service fees	298	(298)

Communication and data services	153	(153)

Other expenses	583	(583)

General and administrative expenses		1,707	13	–	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	57	–	–	–	–	–	–

Total noninterest expenses	4,838	12	13	36	–	–	–

Income before income tax expense	1,867	4	8	(7)	69	(5)	17

Income tax expense	641	–	(9)

Reversal of 1999/2000 credits for tax rate changes	–	–	–

Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	–

Net income	1,226	4	17

Net income attributable to minority interest	–	4	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,226	–	17	(7)	69	(5)	17

by accounting topic
Loans
held for	Financial			Share-		Derivatives on	Currency
sale re-	assets	Financial	Real	based		Deutsche	translation
classified	available	asset	estate &	compen-		Bank	adjust-			Total
to trading	for sale	derecognition	leasing	sation	Pensions	shares	ments	Other	Tax	revalu-
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)	ation	IFRS

–	–	22	–	–	–	–	–	9	6	367	15,870

–	–	23	–	–	–	7	–	–	5	325	14,017

–	–	(1)	–	–	–	(7)	–	9	1	42	1,853

–	(4)	–	–	–	–	–	–	10	–	7	82

–	4	(1)	–	–	–	(7)	–	(1)	1	35	1,771

(1)	–	(2)	–	–	–	–	–	–	–	28	2,876

15	(6)	15	–	–	–	(10)	–	(7)	–	74	2,044

–	2	–	–	–	–	–	–	–	–	2	137

–	–	(1)	–	–	–	–	1	–	–	(19)	32

–	11	(11)	–	–	–	–	(1)	(2)	–	12	(6)

14	7	2	–	–	–	(10)	–	(8)	–	97	5,083

–	–	–	–	(62)	(18)	–	–	–	–	(45)	3,043

–	1	(11)	3	–	–	–	–	(1)	–	5	1,712

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	57

–	1	(11)	3	(62)	(18)	–	–	(1)	–	(38)	4,812

14	11	11	(3)	62	18	(18)	–	(8)	1	171	2,042

									54	45	686

									–		–

–	–	–	–	–	–	–	–	–	–	–	–

									(54)	126	1,356

–	–	–	–	–	–	–	–	–	–	–	4

14	11	11	(3)	62	18	(18)	–	(8)	(54)	126	1,352

58 U.S. GAAP/IFRS RECONCILIATIONS	INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

			Revaluation
						Equity
				Loan		method	Definition
		Re-		origination	Fair value	invest-	of a deriva-
Consolidated Statement of Income		classi-	Consolidation	costs	option	ments	tive
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Six months ended Jun 30, 2006

Interest revenues	27,978	15	713	45	–	3	–

Interest expense	24,504	81	702	–	–	–	–

Net interest revenues	3,474	(66)	11	45	–	3	–

Provision for loan losses	105	(105)

Net interest revenues after provision for loan losses	3,369	(3,369)

Provision for credit losses		76	–	–	(1)	–	–

Net interest revenues after provision for credit losses		3,332	11	45	1	3	–

Commissions and fees from fiduciary activities	1,972	(1,972)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	2,575	(2,575)

Fees for other customer services	1,287	(1,287)

Commissions and fee income		5,674	9	–	–	–	–

Trading revenues, net	4,688	(4,688)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		5,086	1	–	85	(1)	7

Net gains on securities available for sale	167	(167)

Net gain (loss) on financial assets available for sale		219	1	–	–	–	(1)

Net income (loss) from equity method investments	322	(1)	(15)	–	–	(11)	–

Other revenues	305	(224)	30	9	2	–	1

Total noninterest revenues	11,316	65	27	9	87	(12)	8

Compensation and benefits	6,712	–	–	76	–	–	–

Net occupancy expense of premises	500	(500)

Furniture and equipment	80	(80)

IT costs	744	(744)

Agency and other professional service fees	569	(569)

Communication and data services	311	(311)

Other expenses	1,198	(1,198)

General and administrative expenses		3,413	31	1	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	99	–	–	–	–	–	–

Total noninterest expenses	10,213	11	31	77	–	–	–

Income before income tax expense	4,472	17	6	(24)	87	(9)	8

Income tax expense	1,582	–	(3)

Reversal of 1999/2000 credits for tax rate changes	–	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	2,936	17	9

Net income attributable to minority interest	–	17	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	2,936	–	9	(24)	87	(9)	8

by accounting topic
Loans						Deriva-	Currency
held for	Financial	Financial		Share-		tives on	transla-
sale re-	assets	asset	Real	based		Deutsche	tion
classified	available	derecogni-	estate &	compen-		Bank	adjust-			Total
to trading	for sale	tion	leasing	sation	Pensions	shares	ments	Other	Tax	revalu-
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)	ation	IFRS

–	–	33	–	–	–	–	–	16	27	837	28,830

–	–	30	–	–	–	16	–	–	5	754	25,339

–	–	3	–	–	–	(16)	–	16	22	83	3,491

–	(2)	–	–	–	–	–	–	17	–	15	91

–	2	3	–	–	–	(16)	–	(1)	22	68	3,400

11	–	(2)	–	–	–	–	–	–	–	18	5,692

3	1	(9)	–	–	–	(53)	–	(5)	–	30	5,116

–	3	–	–	–	–	–	–	–	–	3	222

–	–	–	–	–	–	–	2	3	–	(21)	300

–	(13)	19	1	–	–	–	(1)	(2)	–	47	128

14	(9)	8	1	–	–	(53)	1	(3)	–	77	11,458

–	–	–	–	(88)	(34)	–	–	–	–	(46)	6,666

–	1	–	6	–	–	–	–	(1)	–	37	3,450

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	99

–	1	–	6	(88)	(34)	–	–	(1)	–	(9)	10,215

14	(8)	11	(6)	88	34	(70)	1	(3)	22	154	4,643

									59	56	1,638

									–		–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									(7)	52	3,005

–	–	–	–	–	–	–	–	–	–	–	17

14	(8)	11	(6)	20	27	(70)	1	(3)	(7)	52	2,988

60       U.S GAAP/IFRS RECONCILIATIONS       INCOME STATEMENT AND BALANCE SHEET RECONCILATIONS

			Revaluation
						Equity
				Loan		method	Definition
		Re-	Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Statement of Income		classi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Three months ended Sep 30, 2006

Interest revenues	14,080	8	399	23	–	–	–

Interest expense	12,217	7	418	–	–	–	–

Net interest revenues	1,863	1	(19)	23	–	–	–

Provision for loan losses	101	(101)

Net interest revenues after provision for loan losses	1,762	(1,762)

Provision for credit losses		66	9	–	–	–	–

Net interest revenues after provision for credit losses		1,798	(28)	23	–	–	–

Commissions and fees from fiduciary activities	917	(917)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,045	(1,045)

Fees for other customer services	658	(658)

Commissions and fee income		2,540	15	–	–	–	–

Trading revenues, net	1,537	(1,537)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		1,620	28	–	(97)	(22)	17

Net gains on securities available for sale	173	(173)

Net gain (loss) on financial assets available for sale		183	–	–	–	1	–

Net income (loss) from equity method investments	78	(4)	1	–	–	(3)	–

Other revenues	120	(11)	11	17	–	–	2

Total noninterest revenues	4,528	(3)	56	17	(97)	(24)	19

Compensation and benefits	2,801	–	–	41	–	–	–

Net occupancy expense of premises	251	(251)

Furniture and equipment	37	(37)

IT costs	382	(382)

Agency and other professional service fees	261	(261)

Communication and data services	154	(154)

Other expenses	606	(606)

General and administrative expenses		1,716	14	–	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	18	–	–	–	–	–	–

Total noninterest expenses	4,510	25	14	41	–	–	–

Income before income tax expense	1,780	7	13	(1)	(97)	(24)	19

Income tax expense	545	–	2

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	–

Net income	1,236	7	11

Net income attributable to minority interest	–	7	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,236	–	11	(1)	(97)	(24)	19

by accounting topic
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments				IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	51	–	–	–	–	–	9	4	484	14,572

–	–	16	–	–	–	11	–	–	(1)	443	12,667

–	–	35	–	–	–	(11)	–	9	5	41	1,905

–	(7)	–	–	–	–	–	–	8	–	10	76

–	7	35	–	–	–	(11)	–	–	5	31	1,829

2	–	(1)	–	–	–	–	–	–	–	16	2,556

(14)	(9)	(24)	–	–	–	(6)	–	1	–	(127)	1,493

–	2	–	–	–	–	–	–	–	–	4	187

–	–	1	–	–	–	–	–	–	–	(2)	72

–	(4)	3	(4)	–	–	–	–	22	–	47	156

(12)	(10)	(21)	(4)	–	–	(6)	(1)	23	–	(61)	4,464

–	–	–	–	(75)	(17)	–	–	–	–	(53)	2,748

–	–	–	3	–	–	–	–	9	–	29	1,745

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	18

–	–	–	3	(75)	(17)	–	–	9	–	(24)	4,511

(12)	(3)	14	(7)	75	17	(17)	(1)	14	5	(5)	1,782

									(11)	(9)	536

									1		–

–	–	–	–	–	–	–	–	–	–	–	–

									15	3	1,246

–	–	–	–	–	–	–	–	–	–	–	7

(12)	(3)	14	(7)	75	17	(17)	(1)	14	15	3	1,239

62       U.S GAAP/IFRS RECONCILIATIONS       INCOME STATEMENT AND BALANCE SHEET RECONCILATIONS

			Revaluation
						Equity
				Loan		method	Definition
		Re	Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Statement of Income		classi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Nine months ended Sep 30, 2006

Interest revenues	42,058	23	1,112	67	–	3	–

Interest expense	36,721	88	1,120	–	–	–	–

Net interest revenues	5,337	(65)	(8)	67	–	3	–

Provision for loan losses	206	(206)

Net interest revenues after provision for loan losses	5,131	(5,131)

Provision for credit losses		143	9	–	(1)	–	–

Net interest revenues after provision for credit losses		5,129	(18)	67	1	3	–

Commissions and fees from fiduciary activities	2,888	(2,888)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	3,620	(3,620)

Fees for other customer services	1,945	(1,945)

Commissions and fee income		8,213	25	–	–	–	–

Trading revenues, net	6,224	(6,224)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		6,705	29	–	(12)	(23)	24

Net gains on securities available for sale	340	(340)

Net gain (loss) on financial assets available for sale		402	1	–	–	1	(1)

Net income (loss) from equity method investments	400	(5)	(15)	–	–	(14)	–

Other revenues	428	(236)	42	26	1	–	3

Total noninterest revenues	15,845	62	82	26	(11)	(36)	27

Compensation and benefits	9,513	–	–	117	–	–	–

Net occupancy expense of premises	752	(752)

Furniture and equipment	117	(117)

IT costs	1,127	(1,127)

Agency and other professional service fees	830	(830)

Communication and data services	465	(465)

Other expenses	1,802	(1,802)

General and administrative expenses		5,130	46	1	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	118	–	–	–	–	–	–

Total noninterest expenses	14,724	36	46	118	–	–	–

Income before income tax expense	6,252	24	19	(25)	(10)	(33)	27

Income tax expense	2,127	–	(1)

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	4,172	24	20

Net income attributable to minority interest	–	24	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	4,172	–	20	(25)	(10)	(33)	27

by accounting topic
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments				IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	84	–	–	–	–	–	25	31	1,321	43,402

–	–	46	–	–	–	27	–	–	4	1,197	38,006

–	–	38	–	–	–	(27)	–	25	27	124	5,396

–	(9)	–	–	–	–	–	–	25	–	25	168

–	9	38	–	–	–	(27)	–	–	27	99	5,228

13	–	(3)	–	–	–	–	–	–	–	35	8,248

(11)	(8)	(33)	–	–	–	(59)	–	(4)	–	(96)	6,609

–	5	–	–	–	–	–	–	–	–	7	409

–	–	1	–	–	–	–	2	3	–	(22)	373

–	(17)	21	(4)	–	–	–	(1)	21	–	91	283

2	(19)	(14)	(4)	–	–	(59)	1	20	–	15	15,922

–	–	–	–	(164)	(52)	–	–	–	–	(99)	9,414

–	1	–	9	–	–	–	–	8	–	64	5,194

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	118

–	1	–	9	(164)	(52)	–	–	8	–	(34)	14,726

2	(11)	24	(13)	164	52	(87)	1	12	27	148	6,424

									48	46	2,173

									1		–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									8	55	4,251

–	–	–	–	–	–	–	–	–	–	–	24

2	(11)	24	(13)	96	44	(87)	1	12	8	55	4,227

64       U.S GAAP/IFRS RECONCILIATIONS       INCOME STATEMENT AND BALANCE SHEET RECONCILATIONS

							Revaluation
				Loan		Equity
		Re	Consolida-	origination	Fair value	method	Definition
Consolidated Statement of Income		classi-	tion	costs	option	investments	of a derivative
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Three months ended Dec 31, 2006

Interest revenues	13,160	45	331	24	–	–	–

Interest expense	11,578	37	364	–	–	–	–

Net interest revenues	1,582	8	(33)	24	–	–	–

Provision for loan losses	124	(124)

Net interest revenues after provision for loan losses	1,458	(1,458)

Provision for credit losses		125	(12)	–	–	–	–

Net interest revenues after provision for credit losses		1,465	(21)	24	–	–	–

Commissions and fees from fiduciary activities	1,107	(1,107)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,399	(1,399)

Fees for other customer services	585	(585)

Commissions and fee income		2,909	52	–	–	–	–

Trading revenues, net	2,023	(2,023)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		2,316	24	–	(32)	12	37

Net gains on securities available for sale	67	(67)

Net gain (loss) on financial assets available for sale		180	1	–	–	–	–

Net income (loss) from equity method investments	112	(7)	(13)	–	–	(5)	–

Other revenues	281	(238)	(18)	6	84	–	2

Total noninterest revenues	5,574	(21)	45	6	52	7	39

Compensation and benefits	3,136	–	–	37	–	–	–

Net occupancy expense of premises	268	(268)

Furniture and equipment	40	(40)

IT costs	460	(460)

Agency and other professional service fees	372	(372)

Communication and data services	169	(169)

Other expenses	609	(609)

General and administrative expenses		1,919	12	2	–	–	–

Impairment of intangible assets	31	–	–	–	–	–	–

Restructuring activities	74	–	–	–	–	–	–

Total noninterest expenses	5,159	1	12	39	–	–	–

Income before income tax expense	1,873	(16)	13	(10)	52	7	39

Income tax expense	59	–	(8)

Reversal of 1999/2000 credits for tax rate changes	–	–	–

Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	–

Net income	1,814	(16)	21

Net income attributable to minority interest	–	(15)	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,814	–	21	(10)	52	7	39

by accounting topic
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments				IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

(4)	–	48	–	–	–	–	–	4	1	403	13,608

(1)	–	18	(1)	–	–	(8)	–	–	9	381	11,996

(3)	–	30	1	–	–	8	–	4	(8)	22	1,612

–	9	1	–	–	–	–	–	8	–	6	131

(3)	(9)	30	1	–	–	8	–	(5)	(8)	16	1,481

(12)	–	(2)	–	–	–	–	–	–	–	39	2,948

(37)	(27)	(32)	–	–	–	(16)	1	(3)	–	(73)	2,243

–	1	–	–	–	–	–	–	–	–	2	182

–	–	(1)	–	–	–	–	–	–	–	(19)	86

–	–	1	(3)	–	–	–	–	(9)	–	62	105

(49)	(26)	(33)	(3)	–	–	(16)	1	(12)	–	11	5,564

–	–	–	–	(68)	(21)	–	–	–	–	(52)	3,084

–	1	1	2	–	–	–	–	6	–	22	1,941

–	–	–	–	–	–	–	–	–	–	–	31

–	–	–	–	–	–	–	–	–	–	–	74

–	1	1	2	(68)	(21)	–	–	6	–	(30)	5,130

(52)	(35)	(4)	(4)	68	21	(7)	1	(23)	(8)	58	1,915

									36	28	87

									–	–	–

–	–	–	–	–	–	–	–	–	–	–	–

									(44)	30	1,828

–	–	–	–	–	–	–	–	–	–	–	(15)

(52)	(35)	(4)	(4)	68	21	(7)	1	(23)	(44)	29	1,843

66       U.S GAAP/IFRS RECONCILIATIONS       INCOME STATEMENT AND BALANCE SHEET RECONCILATIONS

			Revaluation
						Equity
				Loan		method	Definition
		Re	Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Statement of Income		classi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	fication	(A)	(B)	(C)	(D)	(E)
Year ended Dec 31, 2006

Interest revenues	55,217	67	1,443	91	–	3	–

Interest expense	48,298	125	1,485	–	–	–	–

Net interest revenues	6,919	(57)	(42)	91	–	3	–

Provision for loan losses	330	(330)

Net interest revenues after provision for loan losses	6,589	(6,589)

Provision for credit losses		268	(3)	–	(1)	–	–

Net interest revenues after provision for credit losses		6,594	(38)	91	1	3	–

Commissions and fees from fiduciary activities	3,995	(3,995)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	5,019	(5,019)

Fees for other customer services	2,530	(2,530)

Commissions and fee income		11,123	76	–	–	–	–

Trading revenues, net	8,247	(8,247)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		9,021	53	–	(44)	(11)	61

Net gains on securities available for sale	407	(407)

Net gain (loss) on financial assets available for sale		582	2	–	–	1	(1)

Net income (loss) from equity method investments	512	(13)	(27)	–	–	(19)	–

Other revenues	709	(473)	24	32	85	–	6

Total noninterest revenues	21,419	41	127	32	41	(29)	66

Compensation and benefits	12,649	–	–	154	–	–	–

Net occupancy expense of premises	1,020	(1,020)

Furniture and equipment	157	(157)

IT costs	1,586	(1,586)

Agency and other professional service fees	1,202	(1,202)

Communication and data services	634	(634)

Other expenses	2,412	(2,412)

General and administrative expenses		7,049	57	4	–	–	–

Impairment of intangible assets	31	–	–	–	–	–	–

Restructuring activities	192	–	–	–	–	–	–

Total noninterest expenses	19,883	37	57	157	–	–	–

Income before income tax expense	8,125	8	32	(34)	42	(26)	66

Income tax expense	2,186	–	(10)

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	5,986	8	41

Net income attributable to minority interest	–	9	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	5,986	–	41	(34)	42	(26)	66

by accounting topic
Loans						Deriva-	Currency
held for	Financial	Financial		Share-		tives on	transla-
sale re-	assets	asset	Real	based		Deutsche	tion			Total
classified	available	derecogni-	estate &	compen-		Bank	adjust-			revalu-
to trading	for sale	tion	leasing	sation	Pensions	shares	ments	Other	Tax	ation	IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

(4)	—	132	—	—	—	—	—	28	32	1,726	57,010

(1)	—	64	(1)	—	—	19	—	—	13	1,579	50,002

(3)	—	68	1	—	—	(19)	—	28	19	146	7,008

—	—	1	—	—	—	—	—	34	—	30	298

(3)	—	68	1	—	—	(19)	—	(5)	19	116	6,710

1	—	(4)	—	—	—	—	—	—	—	72	11,195

(48)	(35)	(65)	—	—	—	(75)	1	(7)	—	(169)	8,852

—	7	—	—	—	—	—	—	—	—	9	591

—	—	—	—	—	—	—	2	3	—	(40)	459

—	(16)	22	(7)	—	—	—	(1)	11	—	153	389

(47)	(45)	(47)	(7)	—	—	(75)	2	8	—	26	21,486

—	—	—	—	(232)	(73)	—	—	—	—	(151)	12,498

—	2	1	11	—	—	—	—	13	—	87	7,136

—	—	—	—	—	—	—	—	—	—	—	31

—	—	—	—	—	—	—	—	—	—	—	192

—	2	1	11	(232)	(73)	—	—	13	—	(63)	19,857

(50)	(46)	20	(17)	232	73	(94)	2	(11)	19	206	8,339

									84	74	2,260

									1	1	—

—	—	—	—	(68)	(8)	—	—	—	30	(46)	—

									(37)	85	6,079

—	—	—	—	—	—	—	—	—	—	—	9

(50)	(46)	20	(17)	163	65	(94)	2	(11)	(37)	84	6,070

68      U.S. GAAP/IFRS RECONCILIATIONS      INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

				Revaluation
							Equity
					Loan		method	Definition
			Reclassi-	Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Balance Sheet	U.S. GAAP	Gross up	fication	tion	costs	option	ments	tive
in € m.				(A)	(B)	(C)	(D)	(E)
Balance at Jan 1, 2006

Cash and due from banks	6,571	—	—	297	—	—	—	—

Interest-earning deposits with banks	11,963	—	—	160	—	—	—	—

Central bank funds sold and securities purchased under resale agreements	130,993	35,240	(149,680)	—	—	—	—	—

Securities borrowed	101,125	16,322	(64,083)	—	—	—	—	—

Trading assets	448,393		(448,393)

Financial assets at fair value through profit or loss		311,377	689,083	8,135	—	(163)	1	4

Securities available for sale	21,675		(21,675)

Financial assets available for sale		7	23,882	9,753	—	—	60	—

Other investments	7,382		(7,382)

Equity method investments		—	4,845	(60)	—	—	12	—

Loans	151,355	—	(629)	12,579	(266)	—	—	—

Premises and equipment	5,079	(97)	(1,788)	44	—	—	—	—

Goodwill	7,045		(7,045)

Other intangible assets, net	1,198		(1,198)

Intangible assets		—	8,330	1	—	—	—	—

Other assets	99,382	42,676	(29,657)	1,333	(6)	—	—	—

Income tax assets		—	5,390	119	—	—	—	—

Total assets	992,161	405,525	—	32,361	(272)	(163)	73	4

Deposits	380,787	—	(1,089)	(568)	—	—	—	—

Central bank funds purchased and securities sold under repurchase agreements	143,524	51,561	(108,386)	—	—	—	—	—

Securities loaned	24,581	—	(411)	—	—	—	—	—

Trading liabilities	194,347		(194,347)

Financial liabilities at fair value through profit or loss		312,208	317,117	133	—	267	—	34

Other short-term borrowings	20,549	—	20	23,214	—	—	—	—

Other liabilities	81,377	41,756	(10,932)	1,055	(12)	(18)	—	1

Provisions		—	2,336	(3)	—	(2)	—	—

Income tax liabilities		—	6,893	227	—	—	—	—

Long-term debt	113,554	—	(11,118)	3,726	—	—	—	—

Trust preferred securities	—	—	(706)	4,628	—	—	—	—

Obligation to purchase common shares	3,506	—	—	—	—	—	—	—

Total liabilities	962,225	405,525	(623)	32,411	(12)	246	—	34

Common shares, no par value, nominal value of € 2.56	1,420	—	—	—	—	—	—	—

Additional paid-in capital	13,793	—	—	—	—	—	—	—

Retained earnings	22,628	—	—	(93)	(260)	(291)	12	(31)

Common shares in treasury, at cost	(3,368)	—	—	—	—	—	—	—

Equity classified as obligation to purchase common shares	(3,506)	—	—	—	—	—	—	—

Accumulated other comprehensive income (loss)	(1,031)		1,031

Net gains (losses) not recognized in the income statement, net of tax		—	(1,031)	42	—	(118)	61	—

Total shareholders’ equity	29,936	—	—	(51)	(260)	(409)	73	(31)

Minority interest	—	—	623	—	—	—	—	—

Total equity	29,936	—	623	(51)	(260)	(409)	73	(31)

Total liabilities and equity	992,161	405,525	—	32,361	(272)	(163)	73	4

by accounting topic
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments				IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

—	—	—	—	—	—	—	—	—	—	298	6,869

—	—	—	—	—	—	—	—	—	—	160	12,123

—	—	—	—	—	—	—	—	—	—	—	16,553

—	—	—	—	—	—	—	—	—	—	—	53,364

44	—	1,580	—	—	—	(357)	—	15	—	9,258	1,009,718

—	263	(564)	—	—	—	—	—	1	—	9,513	33,402

—	—	—	—	—	—	—	—	(5)	—	(53)	4,792

—	(2)	2,094	—	—	—	—	—	(1)	(67)	14,338	165,064

—	—	—	—	—	—	—	—	1	—	44	3,238

—	—	—	—	—	—	—	—	—	—	1	8,331

—	—	(595)	(74)	—	(898)	—	—	—	—	(242)	112,159

—	—	—	—	—	—	—	—	—	762	881	6,271

44	261	2,515	(74)	—	(898)	(357)	—	11	695	34,198	1,431,884

—	—	4,849	—	—	—	—	—	—	—	4,281	383,979

—	—	—	—	—	—	—	—	—	—	—	86,699

—	—	(161)	—	—	—	—	—	—	—	(160)	24,010

—	—	(734)	—	—	—	(220)	—	—	—	(522)	628,803

—	—	(106)	—	—	—	—	—	—	—	23,108	43,677

(3)	—	204	(136)	50	133	—	—	6	—	1,281	113,482

—	2	—	—	—	—	—	—	—	—	(3)	2,333

—	—	—	—	—	—	—	—	—	(456)	(229)	6,664

—	—	(1,499)	—	—	—	(1)	—	—	—	2,225	104,661

—	—	—	—	—	—	—	—	—	—	4,627	3,921

—	—	—	—	—	—	943	—	—	—	943	4,449

(3)	2	2,553	(136)	50	133	722	—	6	(456)	35,551	1,402,678

—	—	—	—	—	—	—	—	—	—	—	1,420

—	—	—	—	493	—	(94)	—	—	272	671	14,464

47	(2)	(39)	62	(543)	(1,045)	(41)	(1,380)	6	(1,264)	(4,863)	17,765

—	—	—	—	—	—	—	—	—	—	—	(3,368)

—	—	—	—	—	—	(943)	—	—	—	(943)	(4,449)

—	261	—	—	—	14	—	1,380	(1)	2,143	3,782	2,751

47	259	(39)	62	(50)	(1,031)	(1,078)	—	5	1,150	(1,353)	28,583

—	—	—	—	—	—	—	—	—	—	—	623

47	259	(39)	62	(50)	(1,031)	(1,078)	—	5	1,150	(1,353)	29,206

44	261	2,515	(74)	—	(898)	(357)	—	11	695	34,198	1,431,884

70     U.S. GAAP/IFRS RECONCILIATIONS     INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

				Revaluation
							Equity
					Loan		method	Definition
				Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Balance Sheet			Reclassi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	Gross up	fication	(A)	(B)	(C)	(D)	(E)

Balance at Mar 31, 2006

Cash and due from banks	6,931	—	—	(7)	—	—	—	—

Interest-earning deposits with banks	15,893	—	—	304	—	—	—	—

Central bank funds sold and securities purchased under resale agreements	118,288	30,749	(136,662)	—	—	—	—	—

Securities borrowed	111,638	10,531	(54,078)	—	—	—	—	—

Trading assets	471,554		(471,554)

Financial assets at fair value through profit or loss		313,310	690,065	11,923	—	(64)	—	7

Securities available for sale	22,881		(22,881)

Financial assets available for sale		7	25,087	10,829	—	—	60	—

Other investments	4,492		(4,492)

Equity method investments		—	2,534	(84)	—	—	9	—

Loans	156,638	—	(1,224)	13,575	(276)	—	—	—

Premises and equipment	4,924	(177)	(1,719)	42	—	—	—	—

Goodwill	7,051		(7,051)

Other intangible assets, net	1,180		(1,180)

Intangible assets		26	8,321	1	—	—	—	—

Other assets	113,050	114,222	(30,813)	195	(7)	—	—	—

Income tax assets		—	5,647	115	—	—	—	—

Total assets	1,034,520	468,669	—	36,892	(284)	(64)	69	7

Deposits	373,928	—	(1,531)	(1,171)	—	—	—	—

Central bank funds purchased and securities sold under repurchase agreements	181,639	41,280	(115,273)	—	—	—	—	—

Securities loaned	9,406	—	(634)	—	—	—	—	—

Trading liabilities	210,239		(210,239)

Financial liabilities at fair value through profit or loss		313,458	341,938	167	—	209	—	44

Other short-term borrowings	18,381	—	23	26,165	—	—	—	—

Other liabilities	88,521	113,931	(11,481)	973	(7)	—	—	1

Provisions		—	1,956	—	—	(2)	—	—

Income tax liabilities		—	7,791	204	—	—	—	—

Long-term debt	117,326	—	(12,488)	5,398	—	—	—	—

Trust preferred securities	—	—	(690)	5,215	—	—	—	—

Obligation to purchase common shares	4,319	—	—	—	—	—	—	—

Total liabilities	1,003,759	468,669	(628)	36,952	(7)	207	—	45

Common shares, no par value, nominal value of € 2.56	1,325	—	—	—	—	—	—	—

Additional paid-in capital	14,186	—	—	—	—	—	—	—

Retained earnings	21,822	—	—	(114)	(277)	(283)	9	(39)

Common shares in treasury, at cost	(1,022)	—	—	—	—	—	—	—

Equity classified as obligation to purchase common shares	(4,319)	—	—	—	—	—	—	—

Accumulated other comprehensive income (loss)	(1,231)		1,231

Net gains (losses) not recognized in the income statement, net of tax		—	(1,231)	55	—	11	61	—

Total shareholders’ equity	30,761	—	(1)	(59)	(277)	(272)	69	(39)

Minority interest	—	—	629	—	—	—	—	—

Total equity	30,761	—	628	(59)	(277)	(272)	69	(39)

Total liabilities and equity	1,034,520	468,669	—	36,892	(284)	(64)	69	7

by accounting topic
						Deriva-
Loans held	Financial	Financial		Share-		tives on	Currency
for sale re-	assets	asset		based		Deutsche	translation			Total
classified	available	derecogni-	Real estate	compen-		Bank	adjust-			revalu-
to trading	for sale	tion	& leasing	sation	Pensions	shares	ments	Other	Tax	ation	IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

—	—	—	—	—	—	—	—	—	—	(6)	6,925

—	—	—	—	—	—	—	—	—	—	304	16,197

—	—	—	—	—	—	—	—	—	—	—	12,375

—	—	—	—	—	—	—	—	—	—	1	68,092

43	—	1,869	—	—	—	(510)	—	14	—	13,281	1,016,656

—	241	—	—	—	—	—	—	1	—	11,131	36,225

—	—	—	—	—	—	—	—	—	—	(75)	2,459

—	(3)	1,378	—	—	—	—	—	—	(45)	14,629	170,043

—	—	—	—	—	—	—	1	—	—	43	3,071

—	—	—	—	—	—	—	—	—	—	1	8,348

—	—	(586)	(74)	—	(864)	—	—	—	—	(1,338)	195,121

—	—	—	—	—	—	—	—	—	955	1,070	6,717

43	238	2,661	(74)	—	(865)	(510)	1	15	910	39,040	1,542,229

—	—	4,763	—	—	—	—	—	—	—	3,592	375,989

—	—	—	—	—	—	—	—	—	—	—	107,646

—	—	(153)	—	—	—	—	—	—	—	(153)	8,619

—	—	(875)	—	—	—	(343)	—	—	—	(796)	654,600

—	—	(100)	—	—	—	—	—	—	—	26,064	44,468

(3)	(15)	299	(133)	53	143	—	—	3	—	1,313	192,284

—	3	—	—	—	—	—	—	—	—	1	1,957

—	—	—	—	—	—	—	—	—	(350)	(146)	7,645

—	—	(1,232)	—	—	—	(2)	—	—	—	4,165	109,003

—	—	—	—	—	—	—	—	—	—	5,215	4,525

—	—	—	—	—	—	1,166	—	—	—	1,166	5,485

(3)	(12)	2,701	(133)	53	143	821	—	3	(350)	40,421	1,512,221

—	—	—	—	—	—	—	—	—	—	—	1,325

—	—	—	—	532	—	(110)	—	—	396	818	15,004

46	(30)	(39)	59	(585)	(1,021)	(66)	(1,370)	11	(1,237)	(4,935)	16,887

—	—	—	—	—	—	—	—	—	—	—	(1,022)

—	—	—	—	—	—	(1,156)	—	—	—	(1,156)	(5,475)

—	279	—	—	—	13	—	1,370	1	2,101	3,891	2,660

46	250	(39)	59	(53)	(1,007)	(1,331)	1	12	1,260	(1,381)	29,379

—	—	—	—	—	—	—	—	—	—	—	629

46	250	(39)	59	(53)	(1,007)	(1,331)	1	12	1,260	(1,381)	30,008

43	238	2,661	(74)	—	(865)	(510)	1	15	910	39,040	1,542,229

72     U.S. GAAP/IFRS RECONCILIATIONS     INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

				Revaluation
							Equity
					Loan		method	Definition
				Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Balance Sheet			Reclassi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	Gross up	fication	(A)	(B)	(C)	(D)	(E)

Balance at Jun 30, 2006

Cash and due from banks	6,987	—	—	(61)	—	—	—	—

Interest-earning deposits with banks	17,306	—	—	889	—	—	—	—

Central bank funds sold and securities purchased under resale agreements	150,272	32,958	(169,983)	—	—	—	—	—

Securities borrowed	106,065	23,311	(57,366)	—	—	—	—	—

Trading assets	455,542		(455,542)

Financial assets at fair value through profit or loss		325,850	714,973	10,892	—	(34)	—	6

Securities available for sale	21,640		(21,640)

Financial assets available for sale		—	24,901	10,764	—	—	93	—

Other investments	4,380		(4,380)

Equity method investments		—	3,022	(52)	—	—	4	—

Loans	163,958	—	(1,714)	13,320	(283)	—	—	—

Premises and equipment	4,791	(68)	(1,814)	39	—	—	—	—

Goodwill	6,779		(6,779)

Other intangible assets, net	1,129		(1,129)

Intangible assets		—	7,991	1	—	—	—	—

Other assets	119,444	93,466	(35,716)	(240)	(6)	—	—	1

Income tax assets		—	5,176	151	—	—	—	—

Total assets	1,058,293	475,516	—	35,703	(289)	(33)	96	7

Deposits	367,253	—	(1,217)	(1,208)	—	—	—	—

Central bank funds purchased and securities sold under repurchase agreements	184,282	56,110	(133,694)	—	—	—	—	—

Securities loaned	11,191	159	(302)	—	—	—	—	—

Trading liabilities	220,791		(220,791)

Financial liabilities at fair value through profit or loss		325,282	369,784	108	—	164	—	26

Other short-term borrowings	28,839	—	19	26,459	—	—	—	—

Other liabilities	91,087	93,966	(10,462)	689	(5)	2	—	1

Provisions		—	1,825	3	—	(2)	—	—

Income tax liabilities		—	6,942	157	—	—	—	—

Long-term debt	121,467	—	(12,080)	4,512	—	—	—	—

Trust preferred securities	—	—	(653)	5,034	—	—	—	—

Obligation to purchase common shares	4,319	—	—	—	—	—	—	—

Total liabilities	1,029,229	475,516	(629)	35,755	(5)	163	—	27

Common shares, no par value, nominal value of € 2.56	1,330	—	—	—	—	—	—	—

Additional paid-in capital	14,581	—	—	—	—	—	—	—

Retained earnings	22,023	—	—	(113)	(284)	(207)	3	(21)

Common shares in treasury, at cost	(2,139)	—	—	—	—	—	—	—

Equity classified as obligation to purchase common shares	(4,319)	—	—	—	—	—	—	—

Accumulated other comprehensive income (loss)	(2,412)		2,412

Net gains (losses) not recognized in the income statement, net of tax		—	(2,414)	61	—	11	93	1

Total shareholders’ equity	29,064	—	(2)	(52)	(284)	(197)	96	(20)

Minority interest	—	—	630	—	—	—	—	—

Total equity	29,064	—	629	(52)	(284)	(197)	96	(20)

Total liabilities and equity	1,058,293	475,516	—	35,703	(289)	(33)	96	7

by accounting topic
						Deriva-
Loans held	Financial	Financial		Share-		tives on	Currency
for sale re-	assets	asset		based		Deutsche	translation			Total
classified	available	derecogni-	Real estate	compen-		Bank	adjust-			revalu-
to trading	for sale	tion	& leasing	sation	Pensions	shares	ments	Other	Tax	ation	IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

—	—	—	—	—	—	—	—	—	—	(61)	6,926

—	—	—	—	—	—	—	—	—	—	889	18,195

—	—	—	—	—	—	—	—	—	—	—	13,247

—	—	—	—	—	—	—	—	—	—	(1)	72,009

32	11	942	—	—	—	(175)	—	15	—	11,689	1,052,512

—	206	—	—	—	—	—	—	—	—	11,062	35,963

—	—	—	—	—	—	—	—	—	—	(49)	2,973

2	(1)	1,528	—	—	—	—	—	(9)	(44)	14,512	176,756

—	—	—	—	—	—	—	1	—	—	40	2,949

—	—	—	—	—	—	—	—	—	—	—	7,991

(1)	—	(556)	(74)	—	(835)	—	—	—	—	(1,707)	175,487

—	—	—	—	—	—	—	—	—	855	1,006	6,182

33	216	1,914	(74)	—	(835)	(175)	1	6	811	37,381	1,571,190

—	—	4,370	—	—	—	—	—	—	—	3,163	369,199

—	—	—	—	—	—	—	—	—	—	(1)	106,697

—	—	(282)	—	—	—	—	—	—	—	(282)	10,766

—	—	(1,045)	—	—	—	(167)	—	—	—	(913)	694,153

—	—	(102)	—	—	—	—	—	—	—	26,357	55,215

(27)	—	295	(130)	44	141	—	—	4	—	1,016	175,607

—	1	—	—	—	—	—	—	—	—	2	1,827

—	—	—	—	—	—	—	—	—	(355)	(198)	6,744

—	—	(1,294)	—	—	—	(2)	—	—	—	3,215	112,602

—	—	—	—	—	—	—	—	—	—	5,034	4,381

—	—	—	—	—	—	1,060	—	—	—	1,060	5,379

(27)	1	1,942	(130)	44	141	892	—	4	(355)	38,454	1,542,570

—	—	—	—	—	—	—	—	—	—	—	1,330

—	—	—	—	479	—	12	—	—	377	868	15,449

60	(18)	(28)	56	(523)	(988)	(36)	(1,365)	3	(1,303)	(4,765)	17,258

—	—	—	—	—	—	—	—	—	—	—	(2,139)

—	—	—	—	—	—	(1,044)	—	—	—	(1,043)	(5,362)

(1)	233	—	—	—	12	—	1,366	—	2,092	3,868	1,454

59	215	(28)	56	(44)	(976)	(1,067)	1	3	1,166	(1,073)	27,990

—	—	—	—	—	—	—	—	—	—	—	630

59	215	(28)	56	(44)	(976)	(1,067)	1	3	1,166	(1,073)	28,620

33	216	1,914	(74)	—	(835)	(175)	1	6	811	37,381	1,571,190

74     U.S. GAAP/IFRS RECONCILIATIONS     INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

				Revaluation
							Equity
					Loan		method	Definition
				Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Balance Sheet			Reclassi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	Gross up	fication	(A)	(B)	(C)	(D)	(E)

Balance at Sep 30, 2006

Cash and due from banks	6,062	—	—	18	—	—	—	—

Interest-earning deposits with banks	19,786	—	—	(411)	—	—	—	—

Central bank funds sold and securities purchased under resale agreements	136,225	32,904	(158,371)	—	—	—	—	—

Securities borrowed	117,787	18,367	(64,862)	—	—	—	—	—

Trading assets	483,060		(483,060)

Financial assets at fair value through profit or loss		299,031	742,588	17,115	—	(87)	(23)	3

Securities available for sale	23,323		(23,323)

Financial assets available for sale		—	26,681	11,750	—	—	93	—

Other investments	4,830		(4,830)

Equity method investments		—	3,173	(63)	—	—	2	—

Loans	177,402	—	(6,289)	15,177	(287)	—	—	—

Premises and equipment	4,207	(68)	(1,005)	44	—	—	—	—

Goodwill	6,758		(6,758)

Other intangible assets, net	1,127		(1,127)

Intangible assets		—	8,045	1	—	—	—	—

Other assets	115,979	113,129	(35,954)	(252)	(11)	—	—	3

Income tax assets		—	5,092	118	—	—	—	—

Total assets	1,096,546	463,364	—	43,498	(298)	(87)	72	6

Deposits	375,695	—	(1,633)	(1,099)	—	—	—	—

Central bank funds purchased and securities sold under repurchase agreements	192,739	51,271	(140,734)	—	—	—	—	—

Securities loaned	12,876	—	(477)	—	—	—	—	—

Trading liabilities	230,876		(230,876)

Financial liabilities at fair value through profit or loss		299,249	384,523	64	—	209	—	6

Other short-term borrowings	29,485	—	5	28,983	—	—	—	—

Other liabilities	93,631	112,843	(10,147)	639	(14)	2	—	—

Provisions		—	1,795	11	—	(2)	—	—

Income tax liabilities		—	6,993	186	—	—	—	—

Long-term debt	126,788	—	(9,532)	9,713	—	—	—	—

Trust preferred securities	—	—	(659)	5,051	—	—	—	—

Obligation to purchase common shares	3,406	—	—	—	—	—	—	—

Total liabilities	1,065,496	463,364	(742)	43,548	(14)	209	—	6

Common shares, no par value, nominal value of € 2.56	1,335	—	—	—	—	—	—	—

Additional paid-in capital	14,009	—	—	—	—	—	—	—

Retained earnings	23,233	—	—	(94)	(285)	(308)	(21)	(1)

Common shares in treasury, at cost	(2,205)	—	—	—	—	—	—	—

Equity classified as obligation to purchase common shares	(3,406)	—	—	—	—	—	—	—

Accumulated other comprehensive income (loss)	(1,916)		1,916

Net gains (losses) not recognized in the income statement, net of tax		—	(1,917)	44	—	11	93	1

Total shareholders’ equity	31,050	—	(1)	(50)	(285)	(296)	72	—

Minority interest	—	—	743	—	—	—	—	—

Total equity	31,050	—	742	(50)	(285)	(296)	72	—

Total liabilities and equity	1,096,546	463,364	—	43,498	(298)	(87)	72	6

by accounting topic
						Deriva-
Loans held	Financial	Financial		Share-		tives on	Currency
for sale re-	assets	asset		based		Deutsche	translation			Total
classified	available	derecogni-	Real estate	compen-		Bank	adjust-			revalu-
to trading	for sale	tion	& leasing	sation	Pensions	shares	ments	Other	Tax	ation	IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

—	—	—	—	—	—	—	—	—	—	18	6,080

—	—	—	—	—	—	—	—	—	—	(410)	19,376

—	—	279	—	—	—	—	—	—	—	279	11,037

—	—	—	—	—	—	—	—	—	—	—	71,292

32	(2)	1,257	—	—	—	(229)	—	7	—	18,074	1,059,693

—	215	—	—	—	—	—	—	—	—	12,057	38,738

—	—	—	—	—	—	—	—	—	—	(61)	3,112

1	1	1,461	—	—	—	—	—	1	(40)	16,314	187,427

—	—	—	—	—	—	—	—	—	—	44	3,178

—	—	—	—	—	—	—	—	—	—	1	8,046

—	—	(557)	(78)	—	(826)	—	—	—	—	(1,722)	191,432

—	—	—	—	—	—	—	—	—	864	983	6,075

33	214	2,439	(78)	—	(826)	(229)	—	8	824	45,576	1,605,486

—	—	5,593	—	—	—	—	—	—	—	4,494	378,556

—	—	—	—	—	—	—	—	—	—	1	103,277

—	—	(616)	—	—	—	—	—	—	—	(617)	11,782

—	—	(1,448)	—	—	—	(193)	—	—	—	(1,362)	682,410

—	—	(102)	—	—	—	—	—	—	—	28,880	58,370

(14)	—	331	(127)	40	146	—	—	(9)	1	998	197,325

—	(4)	—	—	—	—	—	—	—	—	5	1,800

—	—	—	—	—	—	—	—	—	(361)	(176)	6,817

—	—	(1,305)	—	—	—	—	—	—	—	8,409	125,665

—	—	—	—	—	—	—	—	—	—	5,050	4,391

—	—	—	—	—	—	1,268	—	—	—	1,267	4,673

(14)	(4)	2,454	(127)	40	146	1,074	—	(9)	(361)	46,948	1,575,066

—	—	—	—	—	—	—	—	—	—	—	1,335

—	—	—	—	408	—	(45)	—	—	401	763	14,772

49	(21)	(15)	48	(448)	(984)	(18)	(1,366)	17	(1,281)	(4,728)	18,505

—	—	—	—	—	—	—	—	—	—	—	(2,205)

—	—	—	—	—	—	(1,240)	—	—	—	(1,240)	(4,646)

(1)	239	—	—	—	12	—	1,366	—	2,066	3,833	1,916

47	218	(14)	48	(40)	(971)	(1,304)	—	17	1,185	(1,372)	29,677

—	—	—	—	—	—	—	—	—	—	—	743

47	218	(14)	48	(40)	(971)	(1,304)	—	17	1,185	(1,372)	30,420

33	214	2,439	(78)	—	(826)	(229)	—	8	824	45,576	1,605,486

76     U.S. GAAP/IFRS RECONCILIATIONS     INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

				Revaluation
							Equity
					Loan		method	Definition
				Consolida-	origination	Fair value	invest-	of a deriva-
Consolidated Balance Sheet			Reclassi-	tion	costs	option	ments	tive
in € m.	U.S. GAAP	Gross up	fication	(A)	(B)	(C)	(D)	(E)

Balance at Dec 31, 2006

Cash and due from banks	7,009	(4)	—	3	—	—	—	—

Interest-earning deposits with banks	19,470	—	—	(279)	—	—	—	—

Central bank funds sold and securities purchased under resale agreements	138,763	34,342	(159,532)	—	—	—	—	—

Securities borrowed	108,266	16,897	(62,220)	—	—	—	—	—

Trading assets	516,839		(516,839)

Financial assets at fair value through profit or loss		300,752	777,665	13,203	—	(113)	(10)	38

Securities available for sale	22,054		(22,054)

Financial assets available for sale		—	25,496	9,355	—	—	89	—

Other investments	5,357		(5,357)

Equity method investments		—	3,475	(85)	—	—	(1)	—

Loans	168,134	—	(4,616)	16,786	(292)	—	—	—

Premises and equipment	4,149	(67)	(886)	45	—	—	—	—

Goodwill	7,144		(7,144)

Other intangible assets, net	1,267		(1,267)

Intangible assets		50	8,561	1	—	—	—	—

Other assets	127,778	53,499	(41,033)	536	(10)	—	—	5

Income tax assets		—	5,751	83	—	—	—	—

Total assets	1,126,230	405,468	—	39,648	(301)	(113)	78	43

Deposits	408,782	—	(1,252)	(898)	—	—	—	—

Central bank funds purchased and securities sold under repurchase agreements	187,129	51,239	(136,167)	—	—	—	—	—

Securities loaned	23,240	—	(669)	—	—	—	—	—

Trading liabilities	218,854		(218,854)

Financial liabilities at fair value through profit or loss		300,834	367,206	10	—	145	—	5

Other short-term borrowings	19,793	—	172	28,566	—	—	—	—

Other liabilities	99,672	53,395	(9,888)	626	(6)	2	—	—

Provisions		—	1,768	(1)	—	(3)	—	—

Income tax liabilities		—	6,646	158	—	—	—	—

Long-term debt	132,495	—	(9,375)	6,114	—	—	—	—

Trust preferred securities	—	—	(304)	5,075	—	—	—	—

Obligation to purchase common shares	3,457	—	—	—	—	—	—	—

Total liabilities	1,093,422	405,468	(717)	39,651	(6)	144	—	5

Common shares, no par value, nominal value of € 2.56	1,343	—	—	—	—	—	—	—

Additional paid-in capital	14,424	—	—	—	—	—	—	—

Retained earnings	25,069	—	—	(86)	(295)	(256)	(14)	38

Common shares in treasury, at cost	(2,378)	—	—	—	—	—	—	—

Equity classified as obligation to purchase common shares	(3,457)	—	—	—	—	—	—	—

Accumulated other comprehensive income (loss)	(2,193)		2,193

Net gains (losses) not recognized in the income statement, net of tax		—	(2,193)	84	—	(1)	92	—

Total shareholders’ equity	32,808	—	—	(2)	(295)	(257)	78	38

Minority interest	—	—	717	—	—	—	—	—

Total equity	32,808	—	717	(2)	(295)	(257)	78	38

Total liabilities and equity	1,126,230	405,468	—	39,648	(301)	(113)	78	43

by accounting topic
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments				IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

—	—	—	—	—	—	—	—	—	—	3	7,008

—	—	—	—	—	—	—	—	7	—	(271)	19,199

—	—	692	—	—	—	—	—	—	—	692	14,265

—	—	—	—	—	—	—	—	—	—	—	62,943

(2)	—	(267)	—	—	—	(225)	—	3	—	12,628	1,091,045

—	331	—	—	—	—	—	—	—	—	9,775	35,271

—	—	—	—	—	—	—	—	—	—	(86)	3,389

(3)	(1)	1,342	—	—	—	—	—	(10)	(50)	17,773	181,291

—	—	—	—	—	—	—	—	—	—	45	3,241

—	—	—	—	—	—	—	—	—	—	1	8,612

(10)	—	(1,582)	(80)	—	(71)	—	—	—	—	(1,213)	139,031

—	—	—	—	—	—	—	—	—	639	722	6,473

(14)	330	185	(80)	—	(71)	(225)	—	—	589	40,070	1,571,768

—	—	5,283	—	—	—	—	—	—	—	4,386	411,916

—	—	—	—	—	—	—	—	—	—	(1)	102,200

—	—	(1,396)	—	—	—	—	—	—	—	(1,397)	21,174

—	—	(1,698)	—	—	—	(209)	—	—	—	(1,747)	666,293

—	—	(98)	—	—	—	—	—	—	—	28,468	48,433

(9)	—	335	(125)	36	86	—	—	6	1	951	144,130

—	3	—	—	—	—	—	—	—	—	—	1,768

—	—	—	—	—	—	—	—	—	(446)	(288)	6,358

—	—	(2,220)	—	—	—	—	—	—	—	3,895	127,015

—	—	—	—	—	—	—	—	—	—	5,075	4,771

—	—	—	—	—	—	870	—	—	—	870	4,327

(9)	3	206	(125)	36	86	660	—	6	(445)	40,212	1,538,385

—	—	—	—	—	—	—	—	—	—	—	1,343

—	—	—	—	344	—	(4)	—	—	482	822	15,246

(3)	(56)	(20)	45	(380)	(955)	(32)	(1,364)	(5)	(1,326)	(4,709)	20,360

—	—	—	—	—	—	—	—	—	—	—	(2,378)

—	—	—	—	—	—	(850)	—	—	—	(850)	(4,307)

(3)	383	—	—	—	798	—	1,364	(1)	1,878	4,595	2,402

(6)	327	(20)	45	(36)	(157)	(886)	—	(6)	1,034	(142)	32,666

—	—	—	—	—	—	—	—	—	—	—	717

(6)	327	(20)	45	(36)	(157)	(886)	—	(6)	1,034	(142)	33,383

(14)	330	185	(80)	—	(71)	(225)	—	—	589	40,070	1,571,768

78 U.S. GAAP/IFRS RECONCILIATIONS	SEGMENT RESULTS RECONCILIATIONS
SEGMENT RESULTS RECONCILIATIONS

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consolida
Mar 31, 2006	Corporate	Trans-		Wealth	Private &			tion &	Total
in € m.	Banking &	action		Manage-	Business		Corporate	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	ments	dated
	U.S. GAAP

Net revenues	5,146	535	5,681	1,052	1,275	2,327	160	(179)	7,990

Provision for credit losses:

Provision for loan losses	(57)	(6)	(63)	(1)	78	78	(4)	0	10

Provision for off-balance sheet positions	1	(9)	(9)	(0)	2	2	0	(0)	(7)

Total provision for credit losses	(56)	(16)	(72)	(1)	80	79	(3)	0	4

Total noninterest expenses[1]	3,274	372	3,646	828	883	1,711	29	(5)	5,382

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	14	7	22	12	8	20	0	—	42

Income before income tax expense	1,928	179	2,107	225	312	538	135	(174)	2,605

Cost/income ratio	64%	69%	64%	79%	69%	73%	18%	N/M	67%

Assets[2]	918,231	21,091	924,989	36,237	85,822	122,017	14,938	7,620	1,034,520

Average active equity[3]	16,423	1,125	17,548	5,089	2,076	7,165	1,067	447	26,226

Pre-tax return on average active equity	47%	64%	48%	18%	60%	30%	51%	N/M	40%

	Overall impact

Net revenues	39	0	40	8	29	37	6	(59)	23

Provision for credit losses:

Provision for loan losses	(3)	0	(3)	0	5	6	(0)	0	3

Provision for off-balance sheet positions	3	(0)	3	—	—	—	—	0	3

Total provision for credit losses	0	(0)	0	0	5	6	(0)	0	5

Total noninterest expenses	(22)	(2)	(24)	(1)	35	33	14	(1)	21

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	11	—	11	1	0	1	0	(12)	—

Income before income tax expense	50	2	53	8	(11)	(3)	(8)	(46)	(4)

Cost/income ratio	(1)ppt	0 ppt	(1)ppt	(1)ppt	1 ppt	1 ppt	8 ppt	N/M	0 ppt

Assets[2]	505,881	2,319	505,770	602	464	1,066	578	351	507,709

Average active equity[3]	(908)	(44)	(952)	(96)	(128)	(224)	(77)	(436)	(1,689)

Pre-tax return on average active equity	4 ppt	3 ppt	4 ppt	1 ppt	2 ppt	1 ppt	0 ppt	N/M	2 ppt

	IFRS

Net revenues	5,185	536	5,720	1,060	1,305	2,365	166	(238)	8,013

Provision for credit losses:

Provision for loan losses	(60)	(6)	(66)	(1)	84	83	(4)	0	13

Provision for off-balance sheet positions	4	(10)	(6)	(0)	2	2	0	(0)	(4)

Total provision for credit losses	(56)	(16)	(72)	(1)	85	85	(4)	0	9

Total noninterest expenses	3,252	370	3,622	826	918	1,744	43	(6)	5,403

therein:
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	14	7	22	12	8	20	0	—	42

Minority interest	11	—	11	1	0	1	0	(12)	—

Income before income tax expense	1,978	181	2,159	233	302	535	127	(220)	2,601

Cost/income ratio	63%	69%	63%	78%	70%	74%	26%	N/M	67%

Assets[2]	1,424,112	23,410	1,430,758	36,839	86,286	123,083	15,516	7,972	1,542,229

Average active equity[3]	15,515	1,081	16,596	4,993	1,948	6,941	990	11	24,537

Pre-tax return on average active equity[4]	51%	67%	52%	19%	62%	31%	51%	N/M	42%

1	Includes: Minority interest expense; excludes: Provision for off-balance sheet positions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 36%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consolida
Jun 30, 2006	Corporate	Trans-		Wealth	Private &			tion &	Total
in € m.	Banking &	action		Manage-	Business		Corporate	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	ments	dated
	U.S. GAAP

Net revenues	3,964	565	4,529	1,080	1,229	2,309	145	(182)	6,800

Provision for credit losses:

Provision for loan losses:	(17)	1	(16)	0	88	89	22	(0)	95

Provision for off-balance sheet positions	6	(6)	(0)	(0)	(0)	(0)	(16)	0	(16)

Total provision for credit losses	(11)	(6)	(17)	0	88	88	7	0	78

Total noninterest expenses[1]	2,782	373	3,156	846	882	1,728	30	(58)	4,854

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	17	8	25	10	22	32	0	–	57

Income before income tax expense	1,192	197	1,390	233	260	493	109	(124)	1,867

Cost/income ratio	70%	66%	70%	78%	72%	75%	21%	N/M	71%

Assets[2]	939,705	22,147	948,949	34,480	86,563	121,008	14,560	6,969	1,058,293

Average active equity[3]	16,334	1,065	17,399	4,934	2,270	7,204	1,159	370	26,132

Pre-tax return on average active equity	29%	74%	32%	19%	46%	27%	38%	N/M	29%

	Overall impact

Net revenues	92	0	92	(15)	29	14	14	15	136

Provision for credit losses:

Provision for loan losses	2	0	2	(0)	6	6	(0)	0	8

Provision for off-balance sheet positions	(4)	(0)	(4)	–	0	–	–	(0)	(4)

Total provision for credit losses	(2)	0	(2)	(0)	6	6	(0)	0	4

Total noninterest expenses	(69)	(1)	(71)	(17)	30	12	14	1	(42)

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	11	–	11	(6)	0	(6)	0	(5)	–

Income before income tax expense	153	2	154	9	(7)	1	0	19	175

Cost/income ratio	(3)ppt	0 ppt	(3)ppt	0 ppt	0 ppt	0 ppt	7 ppt	N/M	(2)ppt

Assets[2]	511,505	2,601	511,420	303	402	704	507	367	512,897

Average active equity[3]	(960)	(39)	(1,000)	(80)	(159)	(239)	(120)	(363)	(1,722)

Pre-tax return on average active equity	6 ppt	4 ppt	6 ppt	1 ppt	2 ppt	1 ppt	4 ppt	N/M	4 ppt

	IFRS

Net revenues	4,056	565	4,621	1,065	1,258	2,323	160	(167)	6,936

Provision for credit losses:

Provision for loan losses	(15)	1	(14)	0	94	95	22	(0)	103

Provision for off-balance sheet positions	2	(6)	(5)	(0)	(0)	(0)	(16)	0	(20)

Total provision for credit losses	(13)	(6)	(19)	0	94	94	6	0	82

Total noninterest expenses	2,713	372	3,085	829	911	1,740	44	(57)	4,812

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	17	8	25	10	22	32	0	–	57

Minority interest	11	–	11	(6)	0	(6)	0	(5)	–

Income before income tax expense	1,345	199	1,544	242	252	494	109	(105)	2,042

Cost/income ratio	67%	66%	67%	78%	72%	75%	28%	N/M	69%

Assets[2]	1,451,210	24,748	1,460,369	34,782	86,965	121,712	15,067	7,335	1,571,190

Average active equity[3]	15,374	1,025	16,399	4,854	2,110	6,964	1,039	8	24,410

Pre-tax return on average active equity[4]	35%	78%	38%	20%	48%	28%	42%	N/M	33%

1	Includes: Minority interest expense; excludes: Provision for off-balance sheet positions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 28%.

80 U.S. GAAP/IFRS RECONCILIATIONS	SEGMENT RESULTS RECONCILIATIONS

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consolida-
Sep 30, 2006	Corporate	Trans-		Wealth	Private &			tion &	Total
in € m.	Banking &	action		Manage-	Business		Corporate	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	ments	dated

	U.S. GAAP

Net revenues	3,477	542	4,019	904	1,202	2,106	153	113	6,391

Provision for credit losses:

Provision for loan losses	(1)	5	4	(1)	98	97	0	(0)	101

Provision for off-balance sheet positions	(19)	(14)	(32)	0	0	1	(0)	(0)	(32)

Total provision for credit losses	(19)	(9)	(28)	(1)	99	98	(0)	(0)	70

Total noninterest expenses[1]	2,539	383	2,922	724	855	1,579	25	15	4,542

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	9	1	10	3	4	7	1	–	18

Income before income tax expense	957	168	1,124	180	249	429	128	99	1,780

Cost/income ratio	73%	71%	73%	80%	71%	75%	16%	N/M	71%

Assets[2]	977,605	21,208	986,731	34,653	88,480	123,097	14,193	7,173	1,096,546

Average active equity[3]	16,730	1,062	17,792	4,907	2,392	7,300	1,158	458	26,707

Pre-tax return on average active equity	23%	63%	25%	15%	42%	23%	44%	N/M	27%

	Overall impact

Net revenues	11	0	11	0	50	50	(72)	(12)	(22)

Provision for credit losses:

Provision for loan losses	(3)	(0)	(3)	(0)	7	6	(0)	–	3

Provision for off-balance sheet positions	3	(0)	3	–	(0)	(0)	–	0	3

Total provision for credit losses	1	(0)	0	(0)	7	6	(0)	(0)	6

Total noninterest expenses	(69)	(2)	(71)	1	28	29	11	(0)	(31)

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	9	–	9	(2)	0	(2)	(0)	(7)	–

Income before income tax expense	71	3	73	2	16	17	(83)	(5)	2

Cost/income ratio	(2)ppt	(1)ppt	(2)ppt	0 ppt	0 ppt	0 ppt	29 ppt	N/M	0 ppt

Assets[2]	505,809	2,862	505,881	2,172	191	2,362	412	345	508,940

Average active equity[3]	(644)	(27)	(671)	(71)	(85)	(156)	(54)	(450)	(1,331)

Pre-tax return on average active equity	3 ppt	3 ppt	3 ppt	0 ppt	4 ppt	2 ppt	(28)ppt	N/M	1 ppt

	IFRS

Net revenues	3,488	542	4,030	904	1,252	2,156	81	101	6,369

Provision for credit losses:

Provision for loan losses	(4)	5	1	(1)	105	104	(0)	(0)	105

Provision for off-balance sheet positions	(15)	(14)	(29)	0	0	1	(0)	(0)	(28)

Total provision for credit losses	(19)	(9)	(27)	(1)	105	104	(0)	(0)	76

Total noninterest expenses	2,471	381	2,851	725	883	1,608	36	14	4,511

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	9	1	10	3	4	7	1	–	18

Minority interest	9	–	9	(2)	0	(2)	(0)	(7)	–

Income before income tax expense	1,027	170	1,198	182	264	446	45	93	1,782

Cost/income ratio	71%	70%	71%	80%	71%	75%	45%	N/M	71%

Assets[2]	1,483,414	24,070	1,492,612	36,824	88,671	125,459	14,605	7,518	1,605,486

Average active equity[3]	16,086	1,035	17,120	4,837	2,308	7,144	1,104	7	25,376

Pre-tax return on average active equity[4]	26%	66%	28%	15%	46%	25%	16%	N/M	28%

1	Includes: Minority interest expense; excludes: Provision for off-balance sheet positions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 25%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consolida-
Dec 31, 2006	Corporate	Trans-		Wealth	Private &			tion &	Total
in € m.	Banking &	action		Manage-	Business		Corporate	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	ments	dated

	U.S. GAAP

Net revenues	3,898	586	4,484	1,141	1,308	2,449	153	70	7,156

Provision for credit losses:

Provision for loan losses	17	4	21	1	103	104	(1)	(0)	124

Provision for off-balance sheet positions	11	(3)	8	(0)	(3)	(3)	(0)	0	5

Total provision for credit losses	28	1	29	1	100	101	(1)	0	129

Total noninterest expenses[1]	2,862	433	3,295	909	977	1,886	75	(102)	5,154

therein:
Impairment of intangible assets	–	–	–	–	–	–	31	–	31
Restructuring activities	36	6	42	17	15	32	(0)	–	74

Income before income tax expense	1,009	152	1,160	231	231	462	79	172	1,873

Cost/income ratio	73%	74%	73%	80%	75%	77%	49%	N/M	72%

Assets[2]	1,003,273	24,244	1,012,050	35,400	94,380	129,740	17,406	6,995	1,126,230

Average active equity[3]	17,118	1,083	18,201	4,756	2,590	7,346	1,044	1,307	27,899

Pre-tax return on average active equity	24%	56%	26%	19%	36%	25%	30%	N/M	27%

	Overall impact

Net revenues	(54)	(1)	(54)	(3)	26	24	14	37	20

Provision for credit losses:

Provision for loan losses	2	(0)	2	0	6	6	0	(0)	8

Provision for off-balance sheet positions	(6)	0	(6)	–	–	–	0	(0)	(6)

Total provision for credit losses	(5)	0	(4)	0	6	6	0	(0)	2

Total noninterest expenses	(61)	(4)	(65)	(5)	28	23	15	3	(24)

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	(7)	–	(7)	(4)	0	(4)	(3)	14	–

Income before income tax expense	19	3	22	6	(8)	(2)	1	20	42

Cost/income ratio	0 ppt	(1)ppt	0 ppt	(1)ppt	0 ppt	0 ppt	5 ppt	N/M	(1)ppt

Assets[2]	443,209	1,402	443,565	523	329	853	377	816	445,538

Average active equity[3]	(226)	(14)	(240)	35	(28)	7	(29)	(1,017)	(1,280)

Pre-tax return on average active equity	0 ppt	2 ppt	0 ppt	1 ppt	(1)ppt	0 ppt	2 ppt	N/M	2 ppt

	IFRS

Net revenues	3,845	585	4,430	1,138	1,334	2,472	167	107	7,176

Provision for credit losses:

Provision for loan losses	19	4	22	1	109	110	(1)	(0)	132

Provision for off-balance sheet positions	4	(2)	2	(0)	(3)	(3)	(0)	0	(1)

Total provision for credit losses	23	1	24	1	106	107	(1)	0	131

Total noninterest expenses	2,800	430	3,230	904	1,005	1,909	91	(100)	5,130

therein:
Impairment of intangible assets	–	–	–	–	–	–	31	–	31
Restructuring activities	36	6	42	17	15	32	(0)	–	74

Minority interest	(7)	–	(7)	(4)	0	(4)	(3)	14	–

Income before income tax expense	1,028	154	1,182	238	223	460	80	192	1,915

Cost/income ratio	73%	73%	73%	79%	75%	77%	54%	N/M	71%

Assets[2]	1,446,482	25,646	1,455,615	35,924	94,709	130,593	17,783	7,811	1,571,768

Average active equity[3]	16,892	1,069	17,961	4,791	2,562	7,353	1,015	290	26,619

Pre-tax return on average active equity[4]	24%	58%	26%	20%	35%	25%	32%	N/M	29%

1	Includes: Minority interest expense; excludes: Provision for off-balance sheet positions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 25%.

82 U.S. GAAP/IFRS RECONCILIATIONS	SEGMENT RESULTS RECONCILIATIONS

	Corporate and Investment Bank			Private Clients and Asset Management
Year ended		Global		Asset and				Consolida-
Dec 31, 2006	Corporate	Trans-		Wealth	Private &			tion &	Total
in € m.	Banking &	action		Manage-	Business		Corporate	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	Investments	ments	dated

	U.S. GAAP

Net revenues	16,484	2,228	18,712	4,177	5,014	9,191	613	(178)	28,338

Provision for credit losses:

Provision for loan losses	(58)	3	(55)	0	368	368	18	(0)	330

Provision for off-balance sheet positions	(1)	(32)	(33)	(1)	(1)	(1)	(15)	0	(50)

Total provision for credit losses	(59)	(29)	(88)	(1)	367	366	2	(0)	280

Total noninterest expenses[1]	11,458	1,561	13,019	3,307	3,596	6,904	160	(150)	19,933

therein:
Impairment of intangible assets	–	–	–	–	–	–	31	–	31
Restructuring activities	77	22	99	43	49	91	1	–	192

Income before income tax expense	5,086	696	5,781	870	1,051	1,921	451	(28)	8,125

Cost/income ratio	70%	70%	70%	79%	72%	75%	26%	N/M	70%

Assets[2]	1,003,273	24,244	1,012,050	35,400	94,380	129,740	17,406	6,995	1,126,230

Average active equity[3]	16,610	1,091	17,701	4,927	2,321	7,249	1,106	713	26,768

Pre-tax return on average active equity	31%	64%	33%	18%	45%	27%	41%	N/M	30%

	Overall impact

Net revenues	89	0	89	(9)	134	125	(39)	(19)	156

Provision for credit losses:

Provision for loan losses	(2)	(0)	(2)	(0)	24	24	(0)	(0)	22

Provision for off-balance sheet positions	(4)	0	(4)	–	(0)	–	0	–	(4)

Total provision for credit losses	(6)	0	(6)	(0)	24	24	(0)	(0)	18

Total noninterest expenses	(221)	(9)	(230)	(23)	120	98	54	3	(76)

therein:
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	23	–	23	(11)	0	(11)	(3)	(10)	–

Income before income tax expense	293	9	302	25	(11)	14	(90)	(12)	214

Cost/income ratio	(2)ppt	0 ppt	(2)ppt	0 ppt	0 ppt	0 ppt	11 ppt	N/M	0 ppt

Assets[2]	443,209	1,402	443,565	523	329	853	377	816	445,538

Average active equity[3]	(569)	(27)	(596)	(10)	(32)	(43)	(49)	(704)	(1,392)

Pre-tax return on average active equity	3 ppt	2 ppt	3 ppt	0 ppt	0 ppt	0 ppt	(7)ppt	N/M	3 ppt

	IFRS

Net revenues	16,573	2,228	18,801	4,168	5,149	9,316	574	(197)	28,494

Provision for credit losses:

Provision for loan losses	(60)	3	(57)	(0)	392	392	17	(0)	352

Provision for off-balance sheet positions	(5)	(32)	(37)	(1)	(1)	(1)	(15)	0	(53)

Total provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	(0)	298

Total noninterest expenses	11,236	1,552	12,789	3,285	3,717	7,001	214	(148)	19,857

therein:
Impairment of intangible assets	–	–	–	–	–	–	31	–	31
Restructuring activities	77	22	99	43	49	91	1	–	192

Minority interest	23	–	23	(11)	0	(11)	(3)	(10)	–

Income before income tax expense	5,378	705	6,083	895	1,041	1,935	361	(40)	8,339

Cost/income ratio	68%	70%	68%	79%	72%	75%	37%	N/M	70%

Assets[2]	1,446,482	25,646	1,455,615	35,924	94,709	130,593	17,783	7,811	1,571,768

Average active equity[3]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	8	25,376

Pre-tax return on average active equity[4]	34%	66%	36%	18%	45%	27%	34%	N/M	33%

1	Includes: Minority interest expense; excludes: Provision for off-balance sheet positions.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective division s. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 47. For ‘Total consolidated’ the pre-tax return on average shareholders’ equity is 28%.

Impressum
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Telephone: +49 69 9 10-00
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Investor Relations:
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Preliminary information: The purpose of this report is to provide an overview of the impact of the transition of Deutsche Bank’s consolidated financial statements from U.S. GAAP to IFRS on the 2006 results. The information provided herein does not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. It is unaudited and subject to adjustments based on the preparation of the financial statements for 2007.
Forward-looking statements: This report also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Non-IFRS financial measures: This report contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the Financial Data Supplement – 2006 IFRS Comparatives, which is accompanying this report and available on our Investor Relations website at www.deutsche-bank.com/ir.